Filed Pursuant to Rule 424(b)(5)
Registration No. 333-234343

Prospectus Supplement

(To prospectus dated November 7, 2019)

5,400,000 Class A Common Shares

We are offering 5,400,000 of our Class A common shares in this offering. We have granted the underwriters in this offering an option for a period of 30 days to purchase up to 810,000 additional Class A common shares from us on the same terms and conditions as set forth herein.

Our Class A common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL.” On January 20, 2021, the last recorded sale price of our Class A common shares on the NYSE was $15.70.

An investment in our Class A common shares involves a high degree of risk. Before you make an investment in the Class A common shares, you should carefully consider the section entitled “Risk Factors” beginning on page S-17 of this prospectus supplement, and other risk factors contained in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(2)
Public offering price	$13.00	$70,200,000
Underwriting discount and commission (1)	$0.715	$3,861,000
Proceeds to us, before expenses	$12.285	$66,339,000

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
(2)	We have granted to the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to a maximum of 810,000 additional Class A common shares from us on the same terms and conditions as set forth above. If the underwriters exercise the option in full, the total underwriting discounts will be $4,440,150, and the total proceeds to us, before expenses, will be $76,289,850.

The underwriters expect to deliver the Class A common shares to purchasers on or about January 26, 2021.

Jefferies	B. Riley Securities

Co-Manager

Fearnley Securities

The date of this prospectus supplement is January 22, 2021.

Prospectus Supplement

Base Prospectus

S-ii

ABOUT THIS PROSPECTUS

This prospectus supplement and the accompanying base prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “Commission”) using a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Class A common shares and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference therein. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference include important information about us, the Class A common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying base prospectus together with additional information described under the heading, “Where You Can Find Additional Information” before investing in our Class A common shares.

We have authorized only the information contained or incorporated by reference in this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, the Class A common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and accompanying base prospectus is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of the Class A common shares. Our business, financial condition and results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently a principal charterer and shareholder, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018, Technomar Shipping Inc. (“Technomar”) refers to our ship technical manager (“Technical Manager”), ConChart Commercial Inc. (“Conchart”) refers to our commercial ship manager (“Commercial Manager”, and together with Technomar the “Managers”), and “MSI” refers to Maritime Strategies International Limited, our industry expert. Unless otherwise indicated, all references to “$” and “dollars” in this prospectus are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. References to our “2019 Annual Report” refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, that was filed with the Commission on April 2, 2020, which is incorporated herein by reference.

On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction, two of which have subsequently been sold.

On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares. All share and per share amounts disclosed in this prospectus have been retroactively adjusted to reflect the reverse stock split.

S-iii

PROSPECTUS SUMMARY

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus supplement. It may not contain all of the information that may be important to you and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying base prospectus. As an investor or prospective investor, you should review carefully the entire prospectus, any free writing prospectus that may be provided to you in connection with the offering of the Class A common shares and the information incorporated by reference in this prospectus supplement, including the section entitled “Risk Factors” beginning on page S-17 of this prospectus supplement, on page 3 of the accompanying base prospectus, and in our 2019 Annual Report.

Our Company

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Republic of the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, we completed a strategic combination with Poseidon Containers.

We own 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.7 years as of December 31, 2020. Of the vessels in our fleet, 25 ships, accounting for over 75% of our fleet capacity, are wide-beam Post-Panamax, of which nine are “Eco” fuel-efficient and new-design wide-beam. Wide beam allows ships to carry more cargo, which, together with fuel efficiency, gives lower costs and emissions per container carried.

As of January 20, 2021, all of our ships were chartered out on time charters. Adjusted to include all charters agreed, up to January 15, 2021, the average remaining term of our charters at September 30, 2020, to the mid-point of redelivery, including options under our control, was 2.4 years on a TEU-weighted basis. Contracted revenue on the same basis was $710.0 million. Contracted revenue was $786.7 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.7 years. Between July 2020 and the date of this prospectus, we entered into 19 new charters in a firming market and rate environment. For additional information on our fleet, please see “Our Fleet” below.

On January 12, 2021, Moody’s Investor Service (“Moody’s”) upgraded our Corporate Family Rating to B2 / Positive from B3 / Positive. Concurrently, Moody’s upgraded the instrument rating for our 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) to B2 from B3, which Moody’s expects to withdraw once the 2022 Notes have been fully repaid. The upgrade reflects our improved debt maturity profile following the refinancing of our 2022 Notes with a new secured loan facility due 2026. Additionally, on December 9, 2020, S&P Global Ratings (“S&P”) upgraded the issue rating of our 2022 Notes to BB- from B+, citing improving market conditions, positive momentum for charter rates, resilient EBITDA, accelerated debt reduction, and a steeper than expected demand recovery for our container liner counterparties. See “Recent Developments” below for additional information on the refinancing of our 2022 Notes.

Applying the Adjusted EBITDA Margin of 57.8% for the nine months ended September 30, 2020 to contracted future revenue, would imply Contracted Adjusted EBITDA of $410.4 million on our contracted future revenue of $710.0 million (to the mid-point of redelivery and including options to extend charters which are under our control) and $454.7 million on our future contracted revenue of $786.7 million (also including options to extend which are under the charterers’ control and assuming the latest redelivery). Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA are non-U.S. GAAP measures. For a description of Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable U.S. GAAP financial measure, please see “Summary Financial Data—Non-U.S. GAAP Financial Measures” below.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that differentiate us and will allow us to capitalize on opportunities in the containership sector, including:

Experienced Management Team. Members of our management team, board of directors and Managers have extensive experience in the container shipping industry and have long-term relationships with companies, individuals and institutions within the wider shipping industry. Our Executive Chairman, George Giouroukos, has more than 25 years of leadership and shipping industry experience, while our Chief Executive Officer, Ian Webber, has 30 years of shipping industry experience, 12 of which serving as our Chief Executive Officer. We believe that we will be able to capitalize on the experience and relationships of our management, board of directors and Managers to identify future acquisitions and charter opportunities beyond those widely and publicly marketed, expand our customer base, and finance these acquisitions and refinance our debt. See “Management.”

Significant Contracted Revenue. All of our ships are chartered out on time charters, representing contracted future revenue of $710.0 million as of September 30, 2020, including subsequent new charters and options to extend which are under our control, and assuming the mid-point of redelivery, over a TEU-weighted average remaining term of 2.4 years. Contracted future revenue was $786.7 million on the same basis, but also including options to extend which are under the charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 2.7 years. Our contracted revenue mostly consists of revenue generated by our larger ships as these have higher daily charter rates and longer charter durations provides substantial forward visibility on earnings. Our smaller, lower-earning ships are mostly employed on shorter term contracts, which we believe will provide upside earnings potential in what we anticipate will be a firming charter market supported by tight supply-side fundamentals.

Diversified Portfolio of Charterers. As of September 30, 2020, charterers of our ships included Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag-Lloyd, ONE, ZIM, Sea Consortium, and Sea-Lead. In addition, our Commercial Manager has established relationships with, and has previously arranged charters with, many other reputable liner operators, such as Wan Hai, Evergreen, and Seaboard Marine. We expect to continue to capitalize on our senior management’s and Commercial Manager’s long-standing relationships with leading liner companies. We believe that the experience of our senior management team, coupled with our Technical Manager’s extensive experience and reputation, will continue to assist us in securing high employment coverage for our ships to facilitate our future growth.

Focused Fleet Composition. Our fleet is focused on high specification, mid-sized Post-Panamax and smaller ships, which we believe are undersupplied in the market and have multiple deployment opportunities. We own and operate 43 containerships ranging in size between 2,207 TEU and 11,040 TEU, all built at reputable shipyards, with high specifications, and which are well-maintained. Such mid-size Post-Panamax and smaller ships are operationally flexible and are core to servicing multiple non-arterial, intermediate, and intra-regional container trades which, in aggregate, represented over 70% of global containerized trade volumes in 2019 (a “normal” pre-COVID-19 year). Limited investment by the industry in recent years in mid-sized Post-Panamax and smaller containerships has resulted in a small orderbook to be delivered over the next two-three years. The orderbook to fleet ratio for 2,000—9,999 TEU ships was 1.3% as of December 31, 2020, while that for our core Post-Panamax fleet segment (5,500 TEU—9,999 TEU) was only 0.1%. The overall orderbook to fleet ratio for the global fleet has gone from 60%+ at year end 2007 to a year-end 40-year low of 9.9% as of December 31, 2020. Limited forward visibility on future green fuel and propulsion technology is acting as an industry-wide brake on ordering. At the same time, global shipyard capacity has seen consolidation and reduction since the Global Financial Crisis, with the number of active shipyards globally at the end of 2019 having decreased by approximately 73% since the 2007 peak—with that trend believed to have continued through 2020.

Fleet with High Technical Specifications. Value-adding attributes that render our ships attractive to our customers, the liner operators, include capacity to carry a large number of temperature-controlled containers

(“reefers”), wide-beam and fuel-efficient designs, and onboard cranes (“gear”) for cargo handling. We believe that these features enable our fleet to achieve higher levels of employment and earnings against ships with lower specifications. Over 75% of our fleet capacity is made up of Post-Panamax containerships larger than 5,500 TEU, which provide enhanced ship stability and thus greater cargo carrying capacity. Cargo carrying capacity is an important selection criterion for liner operators as it reduces cargo slot costs, which are calculated for any given ship as daily fuel cost plus daily charter hire divided by standardized loadable TEU capacity. Nine of our Post-Panamax ships are also latest-generation, fuel efficient “Eco” ships, which further enhance slot cost economics for liner operators and command an earnings premium in the charter market versus non-Eco ships and have the potential to provide longer term charters. Furthermore, there is a clear correlation between low slot costs and low emissions per TEU, favoring our low slot cost fleet.

Operational Flexibility to Capitalize on the Cascade—including the “Reverse Cascade”. We intend to proactively manage our portfolio of charters to lock-in upside earning potential, while also providing downside protection through charter cover. We believe this strategy provides us with significant forward visibility of stable cashflows, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our high revenue producing ships under time charters of between three to five years, with staggered maturities. The remainder of the fleet, mostly our smaller ships, are currently on shorter term charters ranging from a few months to two years and are well-positioned to be re-chartered in a firming market at higher rates and for longer contract terms; a strategy we are already executing upon. Additionally, we plan to continue to charter our ships to reputable charterers, such as our long-standing clients Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag Lloyd, ONE and ZIM, and continue to expand the number of leading liner companies chartering our ships in order to further diversify our portfolio of charters from customer, geographic and maturity perspectives.

Efficient Ship and Company Operations. We believe that our Technical Manager’s experience in the technical management of containerships, and their reputation in the shipping industry as operators with high safety and operating standards, are important in servicing our charterers, who depend on reliable ships and responsible containership owning companies to meet their exact and demanding ship scheduling requirements. Our Technical Manager has been managing ships successfully since 1994 and this depth of experience not only provides our customers with a high level of service quality and confidence but also gives us competitive average daily operating costs. After the Poseidon Transaction, management of the GSL Fleet was transitioned to our Technical Manager, facilitating a reduction in average daily operating expenses per vessel across the combined fleet of 4.6% from 2018 to 2019 and a reduction in the average general and administrative expense per ownership day of 48.8% during the same period. In addition, our Technical Manager has experience in upgrading ships, including reefer capacity and fuel efficiency and in the efficient design of scrubbers, all of which raise our ships to higher commercial standards enhancing their marketability and earning capacity.

Growth Track Record. We have a proven ability to grow by purchasing ships that are immediately accretive to cashflow and earnings, and which we believe to have limited residual value risk, while concurrently putting in place competitively-priced and conservatively-structured debt to facilitate such growth. Our Executive Chairman, George Giouroukos, has structured and concluded over 250 secondhand and newbuilding ship transactions. The strategic Poseidon Transaction also demonstrates our capacity to successfully execute transformative corporate transactions. We believe that our senior management team’s extensive knowledge of, and contacts within, the container shipping industry will allow us to continue to add value-accretive ships and charters to our portfolio.

Multiple Financing Sources. Access to cost-effective capital is important in the container shipping industry. As a publicly listed company with a business model primarily oriented towards providing medium-term charters to reputable counterparties, we can potentially access equity and debt markets, both private and public, on a recurrent basis. In a capital-constrained environment, we believe that being a publicly listed company with a high level of transparency and reporting is an advantage in competing with other containership owning companies, which are predominantly private and do not have access to such diverse sources of capital. In addition, our management team has extensive and long-standing relationships with commercial banks that provide us with access to the traditional secured loan bank market. Specifically, since the Poseidon Transaction, our significantly expanded banking relationships now include ABN Amro, Banque Palantine, Chailease, CIT, Credit Agricole, CTBC Bank, Deutsche Bank, Entrust, Hayfin Services, Hamburg Commercial Bank, Hellenic Bank, Siemens and SinoPac Bank.

Clear Alignment of ESG and Commercial Strategies. ESG has become increasingly embedded in our company culture and the way we do business, as we embrace the new challenges of an industry focused on decarbonization. We have established a specialized ESG committee at the Board level to, among other things, assist us in developing our ESG strategy and recommend ESG initiatives for adoption. In furthering our goal to provide transparent ESG reporting to our stakeholders, in the third quarter of 2020, we issued our inaugural ESG report, which provides insight into the practices we have adopted, describes initiatives we have implemented to reduce the environmental impact of our operations, and sets forth long-term ESG goals, taking into consideration their expected impact on the sustainability of our business. Approximately 80% of global trade in goods is carried by sea, and shipping is both a low-cost and low-carbon form of transportation that contributes to the United Nations Sustainable Development Goals. Shipping in general, and container shipping in particular, is focused on decarbonization, with the International Maritime Organization targeting a reduction in the Greenhouse Gas (“GHG”) emissions per ton-mile of 40% by 2020, and a reduction in absolute GHG emissions from the industry of at least 50% by 2050. And the Getting to Zero Coalition—an alliance of companies across the maritime, energy, infrastructure, and finance sectors—of which Global Ship Lease is a committed member, is focused on getting commercially viable, zero emissions vessels into operation by 2030. Against this backdrop, our investment strategy is weighted towards existing mid-size Post-Panamax containerships, which combine a high level of operational flexibility with low costs and GHG emissions per unit of cargo carried, aligning our commercial interests with reduced emissions. Furthermore, we are focused on extending the economic lifetime and optimizing the operating performance of existing ships—in an effort to avoid the carbon footprint associated with constructing new vessels until such a time as next-generation green propulsion technologies are commercially viable.

Our Business Strategies

Our primary objective is to maximize value for our shareholders by pursuing the following strategies:

Maintain Fleet Focus. We intend to maintain our focus on containerships of 2,000—11,000 TEU, weighted towards wide-beam, high-reefer, fuel-efficient, mid-size Post-Panamax ships of 5,500—10,000 TEU. We believe the cost-return characteristics of ships in this size segment are attractive. Specifically, they are sought after by charterers given their operational flexibility and low slot costs and should thereby allow us to manage our fleet deployment effectively, locking in upside earnings potential for shareholders by securing longer-term charters generating contracted cashflows. Furthermore, due to scarce capital being disproportionately allocated to the construction of the largest containerships for the main East-West trades lanes, such as Asia—Europe, the order-book for containerships below 10,000 TEU is at historically low levels, which, combined with recovering demand growth for container shipping services, particularly in the trade lanes where our ships are best deployed, is expected to result in continuing improvements in charter rates and hence asset values, over time.

Optimize Charter Portfolio. We intend to proactively manage our portfolio of charters to lock in upside earning potential, while also providing downside protection through charter cover. This provides significant forward visibility of stable cashflows, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our high revenue producing ships under time charters of between three to five years, with staggered maturities, while the remainder of the fleet, mostly our smaller ships, are on shorter term charters of less than 12 months to position us to benefit from market increases in charter rates. Additionally, we will continue to charter our ships to reputable charterers, such as our long-standing clients Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag Lloyd, ONE and ZIM, and will continue to expand the number of leading liner companies chartering our ships in order to further diversify our portfolio of charters from customer, geographic and maturity perspectives.

Moderate Leverage Level and Reduced Cost of Debt. Our mandatory debt repayment profile will result in substantial debt reduction over the next few years. We believe that reducing our leverage and maintaining debt at a moderate level will enable us to reduce our overall cost of debt, enhance our financial flexibility and allow us to make opportunistic acquisitions consistent with our strategy. We expect to finance future ship acquisitions with cash on hand, borrowings under new credit facilities, or subject to favorable market conditions, public debt or equity offerings, or a combination thereof. In January 2021, Moody’s upgraded our Corporate Family Rating from B3 / Positive to B2 / Positive on the basis of supportive market fundamentals and an improving leverage profile.

Immediately Accretive & Disciplined Growth. We intend to continue to grow and renew our fleet mainly by acquiring second-hand containerships with high specifications and fuel efficiency, that are already employed on charters or that can be so employed immediately following their acquisition, as market conditions allow. When evaluating these future acquisitions, we will consider, among other things, fundamental developments in the container shipping industry, the value of the ship compared to historical levels, exposure to residual value risk, the cash flow expected to be earned by the ship in relation to its value, the credit quality of the charterer and duration and terms of charter contracts, its condition and technical specifications, as well as the overall diversification of our fleet and customer portfolio. These may include both structured sale and leaseback transactions with liner companies and the acquisition of selected, attractively-priced ships, in the sale and purchase market. In addition, we will evaluate and consider strategic corporate acquisitions on a selective and prudent basis.

Leverage Our Managers’ Experience. We intend to leverage our Technical Manager’s expertise to continue to manage our ships efficiently and reliably at a low daily operating cost, as well as support future growth. We believe that our Technical Manager is able to oversee the technical management of our fleet at a cost that is lower than we could achieve in-house and which is competitive compared to other independent ship management companies. Additionally, we believe that our outsourced management arrangements provide scalability to facilitate growth without the incurrence of significant additional overheads. In addition, our Technical Manager has experience in upgrading the reefer capacity and fuel efficiency of ships, as well as other characteristics that raise our ships to higher commercial standards enhancing their marketability and earning capacity. Moreover, our Commercial Manager has direct relationships with liner companies as evidenced by the multiple contracts, including repeat business, secured since the completion of the Poseidon Transaction.

Our Fleet

The table below provides certain employment and other information about our fleet of 43 containerships as of January 20, 2021:

VESSEL NAME	CAPACITY IN TEUs	LIGHTWEIGHT (TONS)	YEAR BUILT	CHARTERER		EARLIEST CHARTER EXPIRY DATE		LATEST CHARTER EXPIRY DATE		DAILY CHARTER RATE $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM		4Q25		1Q26		47,200
UASC Al Khor (1)	9,115	31,764	2015	Hapag-Lloyd		1Q22		2Q22		34,000
Anthea Y (1)	9,115	31,890	2015	COSCO		3Q23	(2)	4Q23	(2)	Note	(2)
Maira XL (1)	9,115	31,820	2015	ONE	(3)	2Q22		3Q22		Note	(3)
MSC Tianjin	8,603	34,325	2005	MSC		2Q24		3Q24		Note	(4)
MSC Qingdao	8,603	34,609	2004	MSC		2Q24		3Q24		23,000	(4)
GSL Ningbo	8,603	34,340	2004	MSC	(5)	1Q23	(5)	3Q23	(5)	Note	(5)
GSL Eleni	7,847	29,261	2004	Maersk		3Q24		4Q24	(6)	16,500	(6)
GSL Kalliopi	7,847	29,190	2004	Maersk		4Q22		4Q24	(6)	14,500	(6)
GSL Grania	7,847	29,105	2004	Maersk		4Q22		4Q24	(6)	14,500	(6)
Mary (1)	6,927	23,424	2013	CMA CGM		3Q23		4Q23		25,910
Kristina (1)	6,927	23,421	2013	CMA CGM		2Q24		3Q24		25,910
Katherine (1)	6,927	23,403	2013	CMA CGM		1Q24		2Q24		25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM		1Q24		2Q24		25,910
Alexis (1)	6,882	23,919	2015	CMA CGM		1Q24		2Q24		25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM		1Q24		2Q24		25,910
GSL Christen	6,840	27,954	2002	Maersk	(7)	4Q20		2Q21		Note	(7)
GSL Nicoletta	6,840	28,070	2002	MSC		2Q21		3Q21		13,500
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM		2Q21		4Q21		34,000
Agios Dimitrios	6,572	24,931	2011	MSC		4Q23		1Q24		20,000
GSL Vinia	6,080	23,737	2004	Maersk	(8)	3Q24		1Q25		13,250	(8)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	(8)	2Q24		1Q25		13,250	(8)
Tasman	5,936	25,010	2000	Maersk		1Q22		3Q23	(9)	12,500	(9)
Dimitris Y	5,936	25,010	2000	ZIM		2Q22		2Q22		14,500
Ian H	5,936	25,128	2000	ZIM		1Q21		2Q21		14,500
Dolphin II	5,095	20,596	2007	Sea-Lead	(10)	1Q22	(10)	2Q22	(10)	7,000	(10)
Orca I	5,095	20,633	2006	Maersk		1Q21	(11)	2Q21	(11)	10,000	(11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM		3Q21	(12)	4Q21	(12)	16,000	(12)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd	(12)	4Q21	(12)	4Q21	(12)	14,500	(12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM		3Q22		1Q23		25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM		3Q22		1Q23		25,350
CMA CGM America	4,045	17,428	2006	CMA CGM		3Q22		1Q23		25,350
GSL Valerie	2,824	11,971	2005	ZIM		3Q21		1Q22		12,825	(13)
Athena	2,762	13,538	2003	MSC		1Q21		1Q21		9,000
Maira	2,506	11,453	2000	Confidential	(14)	1Q23		2Q23	(14)	Confidential	(14)
Nikolas	2,506	11,370	2000	Confidential	(18)	1Q23		2Q23		Confidential	(18)
Newyorker	2,506	11,463	2001	MSC		1Q21		1Q21		8,000
La Tour	2,272	11,742	2001	MSC		2Q21		2Q21		7,250
Manet	2,272	11,727	2001	Sea-Lead		4Q21	(15)	4Q21	(15)	7,750	(15)
Keta	2,207	11,731	2003	OOCL		3Q21	(16)	3Q21	(16)	9,400	(16)
Julie	2,207	11,731	2002	Sea Consortium		2Q21		2Q21		9,250
Kumasi	2,207	11,791	2002	CMA CGM		3Q21	(17)	4Q21	(17)	9,300	(17)
Marie Delmas	2,207	11,731	2002	CMA CGM		3Q21	(17)	4Q21	(17)	9,300	(17)

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)	Charter at $23,500 per day to 4Q20; thereafter direct continuation at a rate of $38,000 per day.
(3)	Charter to 1Q21 at $24,990 per day; thereafter direct continuation at a rate of $31,650 per day.
(4)	Charter to MSC Tianjin at $23,000 per day through 1Q21; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed, and will continue to trade at a rate of $23,000 per day.
(5)	Charter with Maersk at a rate of $18,000 per day to November 2020, with a new charter to MSC to commence thereafter at a rate of $22,500 per day and with median expiry 2Q23.
(6)	GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q19) and GSL Grania (delivered 3Q19) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.
(7)	GSL Christen commenced a new charter with Maersk in 3Q20, with escalating charter rates: the rate for the first four months is $12,250 per day, after which it climbs to $14,000 per day until mid-March 2021, and thereafter increases to $15,000 per day.
(8)	GSL Vinia and GSL Christel Elisabeth delivered in 4Q19, and are contracted on 52—60 months charters.
(9)	12-month extension at charterer’s option callable in 2Q22, at an increased rate of $20,000 per day.
(10)	Charter with Sea-Lead at a rate of $7,000 per day to January 2021, with a new charter to OOCL to commence thereafter at a rate of $24,500 per day and with median expiry 1Q22.
(11)	12-24 month charter (which commenced in 2Q19), at charterer’s option.
(12)	CMA CGM Alcazar chartered to CMA CGM at $33,750 per day (the original sale & leaseback rate agreed in 2008) to October 2020; thereafter charter extended to 4Q21, assuming median redelivery, at a rate of $16,000 per day. GSL Chateau d’If (formerly CMA CGM Chateau d’If) chartered to CMA CGM at $33,750 per day to October 2020; thereafter a new charter agreed with Hapag-Lloyd to 4Q21, assuming median delivery, at a rate of $14,500 per day.
(13)	New charter agreed with ZIM, on scheduled completion of GSL Valerie’s drydocking at end-October 2020, at an average rate of $12,825 per day, assuming median duration of the charter to 4Q21.
(14)	Charter with MSC to November 2020, at which time the vessel was dry-docked. Thereafter a charter with a leading liner operator to 1Q23, assuming median redelivery, at a rate expected to generate approximately $6.0 million of Adjusted EBITDA.
(15)	Charter with Sea-Lead at a rate of $7,750 per day to January 2021, extended thereafter at a rate of $12,850 per day and with median expiry 4Q21.
(16)	Charter to October 2020 at a rate of $8,000 per day; thereafter extended to 3Q21, with a new rate of $9,400 per day.
(17)	Charter to October 2020 at a rate of $9,800 per day; thereafter extended to 3Q21, assuming median charter term, with a new rate of $9,300 per day.
(18)	Charter with MSC to December 2020, at which time the vessel was dry-docked. Thereafter a charter with a leading liner operator to 1Q23, assuming median redelivery, at a rate expected to generate approximately $6.5 million of Adjusted EBITDA.

The table below provides certain technical information about our fleet of 43 containerships as of January 20, 2021:

VESSEL NAME	YEAR OF BUILD	TEU (NOMINAL)	(TEU (@14 MT)	LIGHT WEIGHT (TONS)	EXISTING REEFER CAPACITY	POTENTIAL ADDITIONAL REEFER CAPACITY	MAX. POTENTIAL REEFER CAPACITY	OTHER SPECIAL FEATURES
CMA CGM Thalassa	2008	11,040	7,990	38,577	700	780	1,480	New Bulbous Bow(1)
UASC Al Khor	2015	9,115	7,578	31,764	1,500	318	1,818	Eco(2) /WB(3) /AMP(4)
Anthea Y	2015	9,115	7,578	31,890	1,500	318	1,818	Eco(2) /WB(3) /AMP(4)
Maira XL	2015	9,115	7,578	31,820	1,500	318	1,818	Eco(2) /WB(3) /AMP(4)
MSC Tianjin	2005	8,603	6,590	34,325	710	770	1,480	—
MSC Qingdao	2004	8,603	6,590	34,609	710	770	1,480	Scrubber(5)
GSL Ningbo	2004	8,603	6,590	34,340	710	770	1,480	AMP(4)
GSL Eleni	2004	7,847	6,038	29,261	814	590	1,404	—
GSL Kalliopi	2004	7,847	6,038	29,190	814	590	1,404	—
GSL Grania	2004	7,847	6,038	29,105	814	590	1,404	—
Mary	2013	6,927	5,120	23,424	1,200	400	1,600	Eco(2) / WB(3)
Kristina	2013	6,927	5,120	23,421	1,600	—		Eco(2) / WB(3)
Katherine	2013	6,927	5,120	23,403	1,600	—		Eco(2) / WB(3)
Alexandra	2013	6,927	5,120	23,348	1,600	—		Eco(2) / WB(3)
Alexis	2015	6,882	5,105	23,919	1,600	—		Eco(2) / WB(3)
Olivia I	2015	6,882	5,105	23,864	1,600	—		Eco(2) / WB(3)
GSL Christen	2002	6,840	4,990	27,954	600	600	1,200	—
GSL Nicoletta	2002	6,840	4,990	28,070	600	600	1,200	—
CMA CGM Berlioz	2001	6,621	4,555	26,776	500	300	800	—
Agios Dimitrios	2011	6,572	5,002	24,931	500	300	800	Scrubber(5)
GSL Vinia	2004	6,080	4,527	23,737	500	710	1,210	New Bulbous Bow(1)
GSL Christel Elisabeth	2004	6,080	4,527	23,745	500	710	1,210	New Bulbous Bow(1)
Tasman	2000	5,936	4,312	25,010	500	777	1,277	Optimized Hull(6)
Dimitris Y	2000	5,936	4,312	25,010	500	777	1,277	Optimized Hull(6)
Ian H	2000	5,936	4,312	25,128	500	777	1,277	Optimized Hull(6)
Dolphin II	2007	5,095	3,434	20,596	330	472	802	—
Orca I	2006	5,095	3,434	20,633	330	472	802	—
CMA CGM Alcazar	2007	5,089	3,350	20,087	386	—		—
GSL Chateau d’If	2007	5,089	3,350	19,994	386	—		—
CMA CGM Jamaica	2006	4,298	2,810	17,272	600	—		—
CMA CGM Sambhar	2006	4,045	2,881	17,429	700	—		—
CMA CGM America	2006	4,045	2,881	17,428	700	—		—
GSL Valerie	2005	2,824	2,029	11,971	566	—		—
Athena	2003	2,762	2,330	13,538	300	220	520	—
Maira	2000	2,506	1,805	11,453	420	—		Geared(7)
Nikolas	2000	2,506	1,805	11,370	420	—		Geared(7)
Newyorker	2001	2,506	1,805	11,463	420	—		Geared(7)
La Tour	2001	2,272	1,735	11,742	446	—		Geared(7)
Manet	2001	2,272	1,735	11,727	446	—		Geared(7)
Keta	2003	2,207	1,718	11,731	350	—		Geared(7)
Julie	2002	2,207	1,718	11,731	350	—		Geared(7)
Kumasi	2002	2,207	1,718	11,791	350	—		Geared(7)
Marie Delmas	2002	2,207	1,718	11,731	350	—		Geared(7)

(1)	New Bulbous Bow to improve energy efficiency, reducing fuel consumption and emissions;
(2)	Eco specifications optimize hull and main engine for energy efficiency, materially reducing fuel consumption and emissions;
(3)	WB, or wide beam, improves vessel stability and increases cargo carrying capacity;
(4)	AMP, also known as “old ironing”s a vessel to be connected to shoreside power, further reducing emissions during port stays;
(5)

Scrubbers, also known as EGCS or Exhaust Gas Cleaning Systems, clean sulfur emissions from vessels exhaust, allowing those vessels to comply with low-sulfur emissions regulations while still burning high sulfur fuel oil;

(6)	Hull optimized to improve energy efficiency, reducing fuel consumption and emission;
(7)	Gear, on onboard cranes, permit ships to load and unload their own containers in ports with limited shoreside infrastructure.

Employment of Our Fleet

We employ the ships in our fleet on time charters. A time charter is a contract for the use of a ship for a fixed period of time at a specified daily rate. Under a time charter, the ship owner provides and bears the cost of crew, lubricating oil and all maintenance and other services related to the ship’s operation, the cost of which is included in the daily charter rate. As the ship owner, we are also responsible for insuring our interests in the ship and liabilities as owner arising from its use. The charterer is responsible for substantially all of the ship’s voyage costs, such as fuel (bunker) costs, canal fees, port expenses, cargo handling costs and extra war risk insurance costs if the ship is deployed outside normal insurance limits and enters areas which are specified by the insurance underwriters as being subject to additional premiums.

The initial term for a time charter commences on the ship’s delivery to the charterer. Time charter agreements may include options, in favor of the owner or the charterer, to extend the charter on pre-agreed terms. Charters may be extended on mutually agreed terms, or the ship will be re-delivered by the charterer at the end of the charter period, within a pre-agreed time window (to allow for operational flexibility), in which case we would seek alternate employment with another charterer.

Our charters are with a number of different charterers and expire on different dates over a period of time. We believe the diversified charterer base reduces counterparty risk and the staggered expirations of our charters reduces our exposure to re-chartering risk and may mitigate the impact of the cyclical nature of the container shipping industry.

Management of our Ships

Technomar provides day-to-day technical ship management services for all of our ships.

Prior to the full redemption of our 2022 Notes, Global Ship Lease Services Limited (“GSLS”), a wholly owned subsidiary of ours, was the commercial manager for the 18 vessels provided as security under the 2022 Notes, and GSLS had entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement with Conchart, whereby Conchart was appointed to provide commercial advisory and exclusive brokerage services. Following the redemption in full of our 2022 Notes, all of our ships are commercially managed by Conchart pursuant to commercial management agreements.

For more information regarding management of our ships, please see “Item 4. Information on the Company-B. Business Overview-Ship Management” in our 2019 Annual Report, which is incorporated herein by reference.

Recent Developments

Refinancing of 9.875% First Priority Senior Secured Notes due 2022

On January 7, 2021, we entered into a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”), and on January 19, 2021, we drew down the full amount under the New Hayfin Facility. The proceeds from the New Hayfin Facility, along with cash on hand, were used to optionally redeem in full our outstanding 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) on January 20, 2021.

The New Hayfin Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly installments of $6.56 million, along with a balloon payment at maturity. The New Hayfin Facility is secured by, among other things, first priority ship mortgages over 21 of our vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. In addition to reducing our interest costs, the refinancing also reduces amortization payments, from $35.0 million per year under the 2022 Notes, to $26.2 million per year under the New Hayfin Facility and with no premium compared to 2% under our 2022 Notes. Furthermore, the refinancing has eliminated the incurrence covenants applicable under the 2022 Notes, meaningfully reducing contractual constraints on developing our business.

Conversion of Series C Preferred Shares to Class A Common Shares

On January 20, 2021, upon the redemption in full of our 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares (the “Series C Preferred Shares”), representing all such shares outstanding, into Class A common shares of the Company, resulting in our issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

New Dividend Policy

On January 12, 2021, we announced that our Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

Credit Rating Upgrade

On January 12, 2021, Moody’s upgraded our Corporate Family Rating and the issue rating of our 2022 Notes to B2 / Positive from B3 / Positive.

On December 9, 2020, S&P upgraded the issue rating of our 2022 Notes to BB- from B+. As discussed above under “Refinancing of 9.875% First Priority Senior Secured Notes due 2022, on January 20, 2021, we redeemed in full all of the 2022 Notes.

Risk Factors

We face a number of risks associated with our business and shipping industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the shipping industry, including supply and demand, charter rates, ship values, a downturn in the global economy, including as a result of the ongoing global outbreak of COVID-19, operational hazards inherent in container shipping industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our current indebtedness and borrowings we may enter into in the future, inability to finance capital projects, and inability to successfully employ our ships at the expiration of current charters.

You should carefully consider these risks, the risks described in “Risk Factors” and the other information in this prospectus and our 2019 Annual Report before deciding whether to invest in our Class A common shares.

CORPORATE INFORMATION

We were incorporated in the Republic of the Marshall Islands on March 14, 2008 as GSL Holdings Inc.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V 1LW, United Kingdom, and our telephone number is +44 (0) 20 3998 0063. Our website address is www.globalshiplease.com. The information included on our website is not incorporated herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

OTHER INFORMATION

We are incorporated under the laws of the Republic of the Marshall Islands, and as a consequence, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

THE OFFERING

Issuer	Global Ship Lease, Inc.

Securities Offered	5,400,000 Class A common shares.

Over-allotment	We have granted the underwriters a 30-day option to purchase up to an additional 810,000 Class A common shares.

Class A common shares outstanding immediately after the offering (1)	36,096,196 Class A common shares (or 36,906,196 Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full).

Use of proceeds	We intend to use the net proceeds from this offering, which are expected to total approximately $66.0 million (or approximately $76.0 million if the underwriters exercise their option to purchase additional Class A common shares in full), after deducting underwriting discounts and commission and estimated offering expenses, for funding the expansion of our fleet, general corporate purposes, and working capital. Please see “Use of Proceeds.”

Listing	Our Class A common shares are currently listed on the NYSE under the symbol “GSL.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	An investment in our Class A common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common shares.

(1)	The number of Class A common shares outstanding immediately after the offering is based upon 30,696,196 Class A common shares outstanding as of January 21, 2021.

SUMMARY FINANCIAL AND OTHER DATA

The following table sets forth summary consolidated financial data of the Company for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018. The summary consolidated financial data is derived from our audited consolidated financial statements included in our 2019 Annual Report, incorporated by reference herein. The summary consolidated financial data of the Company as of December 31, 2017, is derived from our audited consolidated financial statements not incorporated by reference herein but publicly available at www.sec.gov. The table also sets forth unaudited summary consolidated financial data of the Company as of September 30, 2020 and 2019 and for the nine month periods ended September 30, 2020 and 2019. The unaudited summary consolidated financial data is derived from our unaudited consolidated financial statements and the notes thereto, included in our Report on Form 6-K that was filed with the Commission on November 10, 2020, which is incorporated by reference herein.

The summary financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, (i) our audited consolidated financial statements, including the related notes thereto, and “Item 5. Operating and Financial Review and Prospects,” as presented in our 2019 Annual Report, incorporated by reference herein, and (ii) our interim unaudited consolidated financial statements and the notes thereto as presented in our Report on Form 6-K, filed with the Commission on November 10, 2020, incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

CONSOLIDATED FINANCIAL DATA

Summary Consolidated Statements of Income Data:	NINE MONTHS ENDED SEPTEMBER 30, (UNAUDITED)		YEAR ENDED DECEMBER 31,
	2020	2019	2019	2018	2017
	(Expressed in millions of U.S. dollars, except for per share data)
Statements of Income
Operating revenues:
Time charter revenue	$212.8	$193.5	$261.1	$157.1	$159.3
Operating expenses:
Vessel operating expenses	(75.1)	(63.3)	(87.8)	(49.3)	(42.7)
Time charter and voyage expenses	(8.7)	(6.1)	(9.0)	(1.6)	(1.0)
Depreciation and amortization	(35.0)	(32.9)	(43.9)	(35.5)	(38.0)
Impairment of vessels	(8.5)	—	—	(71.8)	(87.6)
General and administrative expenses	(6.4)	(7.0)	(8.8)	(9.2)	(5.4)
Loss on sale of vessels	(0.2)	—	—	—	—
Total operating expenses	(133.9)	(109.3)	(149.5)	(167.4)	(174.7)
Operating income (loss)	78.9	84.2	111.6	(10.3)	(15.4)
Non-operating income (expense)
Interest income	0.9	1.2	1.8	1.4	0.5
Interest and other finance expenses	(50.5)	(56.5)	(75.0)	(48.7)	(59.4)
Other income, net	0.3	2.1	1.5	0.3	0.1
Income (loss) before income taxes	29.6	31.0	39.9	(57.3)	(74.2)
Income taxes	(0.1)	0.1	—	—	—
Net income (loss)	29.5	31.1	39.9	(57.3)	(74.2)
Earnings allocated to Series B Preferred Shares	(2.7)	(2.3)	(3.1)	(3.1)	(3.1)
Net income (loss) available to common shareholders	26.8	28.8	36.8	(60.4)	(77.3)
Net income (loss) per Class A common share, in $
Basic	0.88	1.26	1.48	(7.42)	(12.89)
Diluted	0.87	1.25	1.48	(7.42)	(12.89)

	NINE MONTHS ENDED SEPTEMBER 30, (UNAUDITED)		YEAR ENDED DECEMBER 31,
Summary Consolidated Statements of Income Data:	2020	2019	2019	2018	2017
	(Expressed in millions of U.S. dollars, except for per share data)
Weighted average number of Class A common shares outstanding
Basic in millions	17.7	9.9	11.9	6.5	6.0
Diluted in millions	17.8	10.0	11.9	6.5	6.0
Net income per Class B common share, in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	0.9	0.9
Dividend per Class A common share in $	—	—	—	—	—
Statement of cash flow
Net cash from Operating Activities	84.7	73.6	93.3	47.7	66.9
Net cash (used in)/provided by Investing Activities	(36.9)	(52.2)	(99.9)	24.3	(4.9)
Net cash (used in) provided by Financing Activities	(81.5)	(13.6)	64.1	(55.2)	(42.9)

	AS OF SEPTEMBER 30 (UNAUDITED)	AS OF DECEMBER 31,
Balance sheet data (at period end)	2020	2019	2018	2017
	(Expressed in millions of U.S. dollars, except for per share data)
Total current assets	123.9	161.9	99.0	77.4
Vessels in operation	1,148.1	1,155.6	1,112.8	586.5
Total assets	1,301.2	1,351.8	1,233.5	675.9
Debt (current and non-current portion)	816.8	869.9	877.2	398.5
Series B and C Preferred Shares	—	—	—	—
Class A and B common shares	0.2	0.2	0.1	0.1
Shareholders’ equity	441.8	406.4	316.4	251.6
Other data
Number of vessels in operation at period end	43	43	38	18
Ownership days	12,088	14,326	7,675	6,570
Utilization	92.1%	94.4%	98.7%	98.4%

(1)	On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018 (the “Poseidon Transaction”). The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C Preferred Shares of par value $0.01. On January 20, 2021, all 250,000 Preferred Shares were converted into an aggregate of 12,955,188 Class A common shares.
(2)	On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, for all periods presented.

Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following financial measures are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA are not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. In addition, such measures may not be comparable to similarly titled non-GAAP financial measures used by other similarly situated companies.

Non-U.S. GAAP measures

Adjusted EBITDA and Contracted Adjusted EBITDA are presented herein both on a historic basis and on a forward-looking basis in certain instances. We have not provided a reconciliation of any such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measures on a forward-looking basis are not available to us without unreasonable effort.

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and interest and other financial expense, income taxes, depreciation and amortization, impairment charges, losses on sale of vessels and earnings allocated to preferred shares. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

NINE MONTHS ENDED
(Expressed in millions of U.S. dollars)	SEPTEMBER 30, 2020
Net income available to Common Shareholders	$26.8
Adjust: Depreciation and amortization	35.0
Impairment charges	8.5
Loss on sale of vessels	0.2
Interest income	(0.8)
Interest expense	50.5
Income tax	0.1
Earnings allocated to preferred shares	2.7

Adjusted EBITDA	$123.0

Adjusted EBITDA Margin

Adjusted EBITDA Margin represents the Adjusted EBITDA for a period expressed as percentage of operating revenue for the same period.

(Expressed in millions of U.S. dollars)	SEPTEMBER 30, 2020
Operating Revenues	$212.8
Adjusted EBITDA	123.0

Adjusted EBITDA margin	57.8%

Contracted Adjusted EBITDA

Contracted Adjusted EBITDA represents our contracted revenue multiplied by the Adjusted EBITDA Margin.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this prospectus include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional vessels to expand our business.

Forward-looking statements appear in a number of places in this prospectus and in our 2019 Annual Report, as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein, including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this prospectus. The risks described under “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Commission after the date of this prospectus.

RISK FACTORS

An investment in our Class A common shares involves substantial risks. Before making an investment in our Class A common shares, you should carefully consider the risks described below, as well as the other information included in this prospectus supplement and the accompanying base prospectus, including those in “Item 3. Key Information—D. Risk Factors” in our 2019 Annual Report, filed with the Commission on April 2, 2020, as updated by annual, quarterly and other reports and documents that we file with the Commission after the date of this prospectus supplement that are incorporated by reference herein. Please see the section of this prospectus entitled “Where You Can Find Additional Information—Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations and could affect the value of the Class A common shares being offered by this prospectus supplement.

Risks Related to Our Industry

Our financial and operating performance may be adversely affected by the global COVID-19 pandemic.

Since the beginning of calendar year 2020, the outbreak of the COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These measures have resulted in a significant reduction in global economic activities and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and the long-term impact of such measures on the global economy cannot be determined at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of goods, such as those that our customers transport on our vessels, which has and may continue to negatively affect the demand for container shipping services, and therefore charter rates and asset values. In addition, the COVID-19 pandemic has caused, and if it continues on a prolonged basis may continue to cause, delayed or extended drydockings and disruptions in our operations from non-availability of staff and materials. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our operations, earnings, cash flows and financial condition.

While we cannot predict the long-term economic impact of the COVID-19 pandemic, we will continue to actively monitor the situation and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where we operate. The ultimate effects that any such alterations or modifications may have on our business are not clear, including any potential negative effects on our business operations and financial results.

Risks Related to Our Class A Common Shares and this offering

Management will have broad discretion in the use of the net proceeds from this offering and may use some or all of the net proceeds of this offering for general corporate purposes with which you may not agree.

We have not designated the amount of net proceeds from this offering to be used for any particular purpose, and as a result our management will have broad discretion in the application of the net proceeds and may use the net proceeds in ways that you may not agree with. We intend to use the net proceeds from this offering to fund the expansion of our fleet, general corporate purposes, and working capital. We will not escrow the net proceeds from this offering and will not return the proceeds to you if we do not use the offering proceeds as described above.

The price of our securities may be volatile.

The price of our Class A common shares may be volatile and may fluctuate due to factors such as:

∎	actual or anticipated fluctuations in our quarterly revenues and results of operations and those of publicly held containership owners or operators;

∎	market conditions in the container shipping industry;

∎	perceived counterparty risk;

∎	shortfalls in our operating results from levels forecasted by securities analysts;

∎	announcements concerning us or other containership owners or operators;

∎	mergers and strategic alliances in the shipping industry;

∎	changes in governmental regulation including taxation; and

∎	the general state of the securities markets.

The container shipping industry has historically been highly unpredictable and volatile. The market for common shares in companies operating in the container shipping industry may be equally volatile.

Future sales of our Class A common shares could cause the market price of our Class A common shares to decline.

Sales of a substantial number of our Class A common shares in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Subject to the rules of the NYSE, in the future we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances. The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

∎	our existing shareholders’ proportionate ownership interest in us may decrease;

∎	the dividend amount payable per share on our common stock may be lower;

∎	the relative voting strength of each previously outstanding share may be diminished; and

∎	the market price of our common stock may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of up to 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

Certain shareholders may have the power to exert significant influence over us, and their interests could conflict with the interests of our other shareholders.

On January 20, 2021, in accordance with the terms of our Series C Preferred Shares, and pursuant to a letter agreement we entered with Kelso, whereby Kelso agreed to convert all of its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 2022 Notes, we issued an aggregate of 12,955,188 Class A common shares upon conversion by Kelso of the Series C Preferred Shares it held. According to information contained in public filings and information provided to us by Kelso, it owns approximately 42.2% of our Class A common shares outstanding as of the date hereof. In addition, a Managing Director of Kelso is a member of our Board of Directors. As a result, Kelso has the power to exert considerable influence over our actions and the outcome of matters on which our shareholders are entitled to vote, including increasing or decreasing our authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. Kelso may exercise such power to vote in a manner that may not be consistent with the interest of other shareholders. In addition, based on information obtained from public filings, CMA CGM and George Giouroukos (our Executive Chairman) through Shipping Participations Inc. hold and/or control approximately 9.9% and 5.2% of our Class A common shares, respectively. Conflicts of interest may also arise between us and these significant shareholders or their affiliates, which may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.

It may be difficult or impossible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $66.0 million (or $76.0 million if the underwriters exercise their option to purchase additional Class A common shares in full) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for funding the expansion of our fleet, general corporate purposes, and working capital.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020, on an:

∎	actual basis;

∎	as adjusted basis to give effect to:

∎

the issuance of 531,428 depositary shares (representing an interest in 5,314 Series B Preferred Shares) through January 15, 2021 in connection with our at-the-market issuance program for our Series B Preferred Shares, resulting in net proceeds to us of $11.9 million;

∎

the issuance and sale of $1.7 aggregate principal amount of 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) through January 15, 2021, in connection with our at-the-market issuance program for our 2024 Notes, resulting in net proceeds to us of $1.7 million;

∎	the repurchase of $3.7 million and redemption of $28.0 million aggregate principal amount of our 2022 Notes;

∎	the drawdown of $236.2 million under our New Hayfin Facility and the redemption of $239.2 million aggregate principal amount of our 2022 Notes;

∎	the full repayment in the amount of $4.7 million of our CITI Credit Facility; and

∎	the issuance of 12,955,188 Class A common shares upon the non-cash conversion of 250,000 of our Series C Preferred Shares; and

∎

as further adjusted basis to give effect to (i) the issuance of 5,400,000 Class A common shares in this offering at an offering price of $13.00 per share and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds.” The information set forth in the table assumes that the underwriters’ option to purchase additional Class A common shares is not exercised.

You should read the information below together with the sections of this prospectus supplement and accompanying base prospectus entitled “Use of Proceeds” and “Risk Factors,” in addition to our Report on Form 6-K, filed with the Commission on November 10, 2020, which contains our interim unaudited consolidated financial statements for the nine months ended September 30, 2020, which is incorporated by reference into this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2019 Annual Report, as well as the financial statements and related notes which are incorporated by reference into this prospectus.

There have been no other material adjustments to our capitalization since September 30, 2020, as so adjusted.

	AS OF SEPTEMBER 30, 2020
(In Thousands of U.S. Dollars)	ACTUAL	AS ADJUSTED	AS FURTHER ADJUSTED
Total Cash (1)(3)	$113,908	$87,405	$153,455

Debt (secured)
Syndicated Senior Secured Credit Facility	$244,200	$244,200	$244,200
Blue Ocean Junior Credit Facility	38,500	38,500	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility	152,349	152,349	152,349
2024 Notes	58,958	60,657	60,657
2022 Notes	265,143	—	—
New Hayfin Facility	—	236,200	236,200
CITI Credit Facility	4,677	—	—
Hayfin Credit Facility	6,703	6,703	6,703
Hellenic Credit Facility	51,700	51,700	51,700
Chailease Credit Facility	8,064	8,064	8,064

Total Debt (2)	$830,294	$798,373	$798,373

Shareholders’ equity:
Class A common shares—authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (as adjusted 30,696,196 and as further adjusted 39,096,196 )	177	307	361
Series B Preferred Shares—authorized 44,000 shares with a $0.01 par value 17,508 shares issued and outstanding (as adjusted 22,822 shares)	—	—	—
Series C Preferred Shares—authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (as adjusted nil shares)	3	—	—
Additional paid- in- capital (3)	574,186	585,922	651,918
Accumulated deficit	(132,546)	(138,950)	(138,950)

Total shareholders’ equity	$441,820	$447,279	$513,329

Total Capitalization	$1,272,114	$1,245,652	$1,311,702

(1)	Cash and cash equivalents, including restricted cash of $14,944.
(2)	Aggregated principal amount outstanding, excluding unamortized deferred financing costs of $12,027 and unamortized original issue discount on our 2022 Notes and 2024 Notes of $1,306 and $139, respectively, as of September 30, 2020.
(3)	Additional paid-in-capital reflects the estimated net proceeds from this offering of $66,050, after deducting underwriting discounts and commissions and other estimated offering costs.

BENEFICIAL OWNERSHIP OF OUR CLASS A COMMON SHARES

The following table sets forth the beneficial ownership of our Class A common shares as of January 20, 2021, held by each person or entity that we know beneficially owns 5% or more of our Class A common shares and our executive officers and directors.

Beneficial ownership is determined in accordance with the Commission’s rules. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES BENEFICIALLY OWNED		APPROXIMATE PERCENTAGE OF OUTSTANDING CLASS A COMMON SHARES (1)
5% Shareholders:
Kelso	12,955,188	(2)	42.2%
CMA CGM S.A.	3,051,587	(3)	9.9%
B. Riley Financial, Inc.	2,189,824	(4)	7.1%
Shipping Participations Inc. / George Giouroukos	1,597,719	(5)	5.2%

Other Directors and Executive Officers:
Henry Mannix III	See Footnote	(2)	See Footnote (2)
Michael S. Gross	1,344,094	(6)	4.4%
Alain Wils	1,312		0.0%
Menno van Lacum	13,794		0.0%
Ian J. Webber	69,106		0.2%
Thomas Lister	33,801		0.1%
Anastasios Psaropoulos	73,572		0.2%
All directors and executive officers as a group (11 individuals)	16,088,586	(2)	52.4%

(1)	Calculated based on 30,696,196 Class A common shares outstanding as of January 21, 2021.
(2)	This information is derived from a Schedule 13D filed with the SEC on October 4, 2019 and information provided to us by Kelso.

On January 20, 2021, upon the redemption in full of our 2022 Notes, KIA VIII (Newco Marine) Ltd., or KIA VIII, and KEP VI (Newco Marine) Ltd., or KEP VI, exercised their right to convert an aggregate of 250,000 Series C Preferred Shares, representing all such shares outstanding at that time, into Class A common shares of the Company, resulting in our issuance of an aggregate of 12,955,188 Class A common shares to KIA VIII and KEP VI.

KEP VI (Cayman), L.P., KEP VI (Cayman) GP Ltd., KIA VIII (International), L.P., KELSO GP VIII (Cayman) L.P., KELSO GP VIII (Cayman) Ltd., Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Stanley de J. Osborne, Church M. Moore, Christopher L. Collins, Anna Lynn Alexander, Howard A. Matlin, Stephen C. Dutton, Matthew S. Edgerton, Henry Mannix III and Willian Woo (the “Kelso Joint Filers”) may be deemed to share beneficial ownership of these Class A common shares. Each of the Kelso Joint Filers share investment and voting power with respect to any Class A common shares beneficially owned by KIA VIII and KEP VI but disclaim beneficial ownership of such Class A common shares.

(3)	This information is derived from a Schedule 13D/A filed with the SEC on October 15, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.
(4)	This information is derived from a Schedule 13G/A filed with the SEC on January 28, 2020 and information provided to us by B. Riley Financial, Inc. BRC Partners Opportunities Fund, L.P. (“BRPLP”) beneficially owns 416,840 shares of Class A common stock. BRC Partners Management GP, LLC (“BRPGP”) is the general partner of BRPLP. B. Riley Capital Management, LLC (“BRCM”) is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to beneficially own the 416,840 shares of Common Stock owned directly by BRPLP, together with B. Riley Securities, Inc. (“BRS”).

B. Riley Financial, Inc. beneficially owns an aggregate of 2,189,824 shares of Class A common stock, consisting of beneficial ownership of 1,772,984 Class A common shares and indirect beneficial ownership of 416,840 owned in the aggregate by BRCM and BRS, as their parent company.

(5)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc., which is the record holder of 1,597,719 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.

(6)	This information is derived from a Schedule 13D/A filed with the SEC on October 3, 2019. Michael S. Gross directly holds 566,880 shares of Class A common shares. Marathon Founders, LLC directly holds 777,214 shares of Class A common shares. As the Managing Member of Marathon Founders, LLC, Mr. Gross may be deemed to exercise voting rights and investment power over all securities of Global Ship Lease, Inc. held by Marathon Founders, LLC and thus may be deemed to beneficially own such shares.

THE INTERNATIONAL CONTAINER SHIPPING AND CONTAINERSHIP LEASING INDUSTRY

Maritime Strategies International Ltd. (“MSI”) has provided the statistical and graphical information in this section. MSI has advised that (i) some information in MSI’s database is derived from estimates derived from industry sources or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in MSI’s database, (iii) whilst MSI has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors, (iv) MSI, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner, and (v) the provision of such information does not obviate any need to make appropriate further enquiries.

Industry Overview

Container shipping is the most convenient and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 80% of the global trade of goods is carried by sea, and that around 90% of non-bulk cargoes traded by sea are carried by containership. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with two exceptions: 2009, during the Global Financial Crisis, and 2020, due to the impact of COVID-19. However, the industry has displayed remarkable resilience during the COVID-19 crisis: after contracting significantly in the second quarter of 2020, cargo volumes recovered strongly during the second half of the year. Overall, negative growth of 3.0% is estimated for 2020—with a rebound of 7.1% anticipated in 2021. Approximately 201 million TEU, equating to around 1.8 billion tonnes, of containerized cargo are estimated to have been carried in 2020

Global GDP and Container Trade Growth 2000-2021F

Containerization is a low-carbon form of transportation, with Green House Gas (GHG) emissions per ton-mile of cargo carried significantly lower than that for other common modes of freight transport such as air, road, and rail. As a key component of global supply chains, container shipping is also a contributor to the UN’s Sustainable Development Goals—particularly those associated with poverty alleviation, economic growth, and infrastructure. The International Maritime Organization (IMO) has set targets for the reduction of Greenhouse Gas emissions from shipping of at least 50% compared to 2008 levels by 2050.

CO2 Emissions by Transport Mode, Range of gr CO2 /Tonnes-km Emitted

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. However, in 2019, a more “normal” year compared to 2020, 71% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing almost 40%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

Growth in containerized trade is linked to consumer-led demand for goods and thereby to regional economic growth. Historically, underlying growth was boosted by both the containerization of breakbulk goods, including refrigerated cargoes, and the relocation of manufacturing from developed economies such as those in Europe and North America, to lower cost regions, most notably in Asia. Of these, the continued containerization of refrigerated (or ‘reefer’) cargoes is expected to continue to outpace overall container trade growth.

Within the container shipping industry, key participants include shippers, liner shipping companies and containership owners:

∎	Shippers are the senders and receivers (importers and exporters) of containerized cargo.

∎

Liner shipping companies (also referred to as lines, container lines, liner operators, carriers, and containership operators) are logistics service providers responsible for the seaborne, and often also inland, transportation of containerized goods; they negotiate freight rates with shippers themselves, or with third parties such as freight forwarders/consolidators. Liner companies either operate ships that they themselves own, or lease (charter) vessels from containership owners.

∎

Containership owners (also referred to as owners, charter-owners, and containership lessors) own containerships and lease, or charter, them out to liner companies. The proportion of global fleet capacity provided by containership owners/lessors increased from around 16% in 1995 to approximately 56% by December 31, 2020.

In the containership charter market, leases are most often structured as time charters. Under a time charter, the operating costs of the ship, including crew costs—but with the important exception of fuel costs, which are paid for by the charterer or lessee—are borne by the lessor or containership owner. Charter periods can vary in length: the short term, or spot, market generally refers to charter fixtures of 12 months or less, while longer term charters refer to multi-year fixtures, with charters of five years or more not uncommon.

Earnings within the industry, both for liner shipping companies in the form of freight rates and for containership owners in the form of time charter rates, tend to be driven by supply and demand fundamentals.

Demand

Global container trade predominantly involves the movement of manufactured and semi-manufactured goods. Growth drivers include the increasing consumption of manufactured goods, the containerization of goods formerly transported by other vessel types (above all refrigerated cargoes), and the offshoring of manufacturing and extension of global supply chains. Historically, there has tended to be a strong correlation between the growth of containerized trade growth and the growth of global Gross Domestic Product (“GDP”).

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (CAGR) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded by 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. In 2020, during the COVID-19 crisis, global containerized trade volumes contracted sharply in the first half of the year, falling approximately 7% on the same period in 2019. However, volumes began to rebound in the second half of the year, making up some of the lost ground and resulting in estimated negative growth of approximately 3.0% for the full year. Analyst consensus for this volume recovery involves a combination of changing consumption habits (consumers purchasing “things” rather than “experiences” during COVID lock-downs), re-stocking, and making supply chains more robust (moving from “just in time” to “just in case” inventory management). Although heavily caveated, growth in 2021 is currently forecast at 7.1%.

Monthly Headhaul Container Trade Compared to Previous Year by

Trade Grouping, January 2020 to November 2020

Traditionally, global container trade has been separated into four different trade groupings: the arterial East-West Trades (“Mainlanes”), the non-Mainlane East-West trades, North-South trades and intra-regional trades. Approximately 71% of global containerized trade volumes are carried in the non-Mainlane trades, which also tend to be the faster growing trades.

Composition of Global Containerized Trade in 2019 (a “Normal” Year)

The Mainlane trades are the major East-West routes connecting Asia, North America and Europe: the Asia-Europe, Transpacific and Transatlantic trades. Of these, the Transpacific (commonly taken to refer to all cargoes moved between Asia and North America, regardless of whether they cross the Pacific or go via the Suez Canal) and Asia-Europe are the largest.

Cargoes on the Asia-Europe and, to some degree, on the Transpacific trades tend to be carried on the largest vessels (over 10,000 TEU) since the length and high cargo volumes of these trades, combined with well-developed port infrastructure, allow such vessels to maximize their economies of scale. Asia-Europe services across the industry deploy the fleet’s largest vessels, trending towards 18,000 TEU or larger, with an average ship size of 16,722 TEU. Excluding the bottom and top decile of vessels by nominal TEU capacity, vessels deployed on Asia-Europe services trades range in size from 11,040 to 21,413 TEU. On Transpacific services the average ship size is 8,890 TEU. Excluding the bottom and top decile of vessels by nominal TEU capacity, vessels deployed on Transpacific services trades range in size from 4,360 to 13,800 TEU.

The non-Mainlane East-West trades are those which link the Middle East and Indian Subcontinent to Asia, Europe and North America. Of these, the most significant is the Westbound Asia-Middle East/Indian Subcontinent trade, which in 2019 represented just over 4% of global volumes. While historically these trades have been served by smaller vessels than those deployed on the Mainlane trades, the combination of relatively high cargo volumes and port infrastructure development has resulted in the deployment of vessels of 10,000 TEU or larger on some service loops (with vessels on one current service reaching 21,237 TEU). The average vessel size on non-Mainlane East-West trades is 6,517 TEU. Excluding the bottom and top decile of vessels by nominal TEU capacity, vessels deployed on non-Mainlane East-West trades range in size from 1,708 to 13,092 TEU.

North-South trades are those which connect North America, Europe and Asia with Central and South America, Sub-Saharan Africa and Oceania – the largest of which is the Asia-Latin America trade. Vessels serving these trades span the range of large feeders (around 2,700 TEU), up to 13,500 TEU vessels on selected Far East to West Africa trades. Average vessel size is 5,293 TEU. Excluding the bottom and top decile of vessels by nominal TEU capacity, vessels deployed on North-South trades range in size from 1,732 to 9,411 TEU.

Intra-regional trades are the largest trade grouping and include the intra-Asian, intra-European and intra-Latin America and Caribbean trades. Of these, the largest is the intra-Asian trade, representing approximately one third of global containerized volumes. Each intra-regional trade is made up of many different sub-trades, which may have very different characteristics. Consequently, intra-regional trades are served by a wide range of vessels, ranging from containerships under 1,000 TEU up to vessels in excess of 5,000 TEU. However, for a majority of the intra-regional sub-trades either low freight volumes, short distances or port restrictions make them most suited to smaller vessels; in some cases only smaller vessels equipped with gear – i.e. those with their own cranes to load and unload containers – are viable. On intra-regional trades the average vessel size is 1,773 TEU. Excluding the bottom and top decile of vessels by nominal TEU capacity, vessels deployed on intra-regional trades range in size from 584 to 4,043 TEU.

Annual Container Trade Growth by Trade Grouping, Including 2020 and 2021 Forecasts

Global container trade is broad-based in nature, with limited exposure to any single trade-lane. This is significant in the context of the US-China trade conflict which began in 2018. The Transpacific trades represent 13.1% of overall volumes, while trade between China and the US (and vice-versa) represents 6.3% of global containerized volumes. Furthermore, a consequence of the trade conflict has been the increased market share of non-Chinese manufacturers on the Asia-US trade via a process of cargo substitution. During 2019, US containerized imports from ASEAN countries plus Japan, South Korea, and Taiwan grew by an aggregate of 17.1% (equal to an increase of 0.84 million TEU), while imports from China and Hong Kong shrank by -9.8% (equal to a decrease of 1.17 million TEU). Over the first eleven months of 2020, despite the impact of COVID-19 earlier in the year, US containerized imports from ASEAN countries grew by 15.5%, while imports from China and Hong Kong shrank by -0.4%.

Containerized trade volumes tend to fluctuate seasonally, with the second and third quarters typically marking the high season and the first and fourth quarters the low. Due to COVID-19, that seasonality has been distorted in 2020 – with the third and fourth quarters showing strongest growth.

Supply

As of December 31, 2020, 5,294 containerships with a nominal capacity totaling 23.51 million TEU were on the water. A further 2.3 million TEU were on order, for delivery through 2024. ‘Nominal capacity’ refers to the maximum number of 20-foot containers that a vessel can carry, without regard to weight restrictions. A more realistic measure of the cargo carrying capacity of a containership is its homogenous intake at 14 mt per TEU.

Containerships range in size from under 500 TEU to over 23,000 TEU. There is considerable overlap in trading patterns for each size segment of the containership fleet and these patterns have evolved, and continue to evolve, over time. Since 2008, the tonnage cascade – which refers to the process of the deployment of larger vessels which displace smaller vessels which, in turn, displace even smaller vessels onto other tradelanes – has accelerated due to the top-heavy orderbook and comparatively weaker recent volume growth on the Mainlanes. As of December 31, 2020, 77% of capacity over 10,000 TEU, was deployed on Mainlane trades. However, mid-sized and smaller tonnage remains core to global container shipping networks, especially on the non-Mainlane and large intra-regional trades such as intra-Asia.

Containership Fleet Composition by # of Vessels, December 31, 2020

Containership Deployment by Trade, as of December 31, 2020

Deployment for the 5,100-7,499 TEU and 4,000-5,099 TEU fleet segments is split more evenly: for vessels in the 5,100-7,499 TEU segment the Mainlanes provide 25.3% of employment, non-Mainlane East-West and North-South trades combined a further 59.9%, and longer-haul regional routes the remaining 14.8%; for vessels in the 4,000-5,099 TEU ‘classic’ Panamax segment, Mainlane trades provide 20.4% of employment, non-Mainlane East-West trades 8.6%, North-South trades 29.5%, and regional and South-South routes the remaining 41.5%. Significant numbers of ‘classic’ Panamax vessels have been re-deployed to what were traditionally ‘feeder’ trades in recent years.

Non-Mainlane East-West and North-South trades provide employment to 47.8% of the 3,000-3,999 TEU fleet segment, with most of the remainder employed on regional routes. Vessels below 3,000 TEU (“feeder vessels”) are most commonly employed on intra-regional trades, which account for 79.5% of feeder deployment; North-South trades account for an additional 11.3%, with the remainder split between South-South, non-Mainlane East-West and specialist Mainlane routes.

Generally speaking, deployment on Mainlane trades is not limited by ‘hard’ physical size restrictions. This certainly applies to the major European, Middle Eastern and Far East ports, which can accommodate the largest vessels in the fleet. Whilst in theory some North American ports can also accommodate 18,000+ TEU vessels, liner companies have been reluctant to deploy these larger vessels in North America to date.

Deployment on non-Mainlane trades is more often subject to physical constraints, such as shallow draft, length restrictions, and limited shore-side infrastructure. Factors such as these can be compounded by liner companies’ desire not to tie up their larger, strategic vessels in congested or otherwise inefficient ports. In emerging markets, under-developed shore-side infrastructure can also create a requirement for geared vessels with their own cranes to load and unload cargo. As of December 31, 2020, 9.1% of the global fleet (by TEU capacity) was geared, while geared tonnage represented only 2.7% of the industry-wide orderbook. The simple average age of the geared fleet across the industry was 15.8 years.

In addition to infrastructure considerations, some key restrictions to introducing larger vessels onto many regional services are commercial. Due to short voyage distances, frequent port calls and lower volumes, it can be challenging to both maintain a high-frequency service and keep vessel utilization at a profitable level when larger vessels are introduced. This difficulty is compounded when a route is served by many independent operators. On regional trades, the liner operator landscape remains highly fragmented.

Growth of the containership fleet has been driven by anticipated growth in containerized trade, together with up-sizing of vessels to achieve economies of scale. Between the start of 2000 and end of 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.7%; and from the start of 2009 through to the end of 2019 at 6.0%. On December 31, 2020, the fleet was 3.1% larger than at the end of 2019. Based on the existing orderbook, fleet growth is expected to be 2.9% in 2021, and 1.6% in 2022.

The orderbook-to-fleet ratio is a key indicator of the pace of fleet growth in future years. For containerships this measure peaked at over 60.0% in 2007. As of December 31, 2020 it was 9.9%: the lowest year-end ratio seen for over 40 years. This is for a combination of reasons: improved discipline due to mega-alliances formed by the liner shipping companies to coordinate capacity management (collectively, the three biggest alliances control around 85% of operated capacity as of December 31, 2020), constrained access to capital limiting speculative ordering activity, shipyard consolidation improving pricing discipline, and, more recently, significant uncertainty over the fuel and propulsion technologies required to support the industry’s de-carbonization objectives going forward.

Evolution of Global Fleet & Orderbook-to-Fleet Ratio, 2007 – December 31, 2020

As of December 31, 2020, the industry’s orderbook stood at 2.3 Million TEU, heavily weighted towards ships of 10,000 TEU or larger. While the overall orderbook-to-fleet ratio was 9.9%, the ratio for sub-10,000 TEU containerships was 2.1%, and that for 2,000 – 9,999 TEU ships was 1.3%. For mid-size Post-Panamax ships (5,500 – 9,999 TEU) the ratio stood at 0.1%.

Orderbook by Size Segment as of December 31, 2020

Containership newbuildings are either contracted by liner companies intending to operate the vessels, or by independent charter-owners planning to charter them to liner operators. Charter-owners either order vessels with pre-arranged term charters to a liner company – often referred to as a “back-to-back” arrangement – or on a speculative basis, hoping to fix the vessel on the open market once it is delivered.

The sector has been capital-constrained since 2008. This is a product of the retrenchment of shipping banks (particularly those based in Europe) and the decline of the German KG environment (which is covered in the “Containership Leasing” section). While alternative capital providers, including private equity and Chinese leasing companies, have increased their activity within the sector, financial distress and a generally more stringent regulatory environment for the major shipping banks have restricted the funding available to the industry.

Consequently, since the Global Financial Crisis, the ordering of new containerships has been by the liner companies themselves and by the relatively few charter-owners with access to capital. In recent years, speculative ordering has been rare, with most newbuilding commitments made by charter-owners made back-to-back with long-term charters to established liner operators. Chinese leasing companies have been increasingly active as a source of financing for top tier liner companies – largely as a substitute for conventional senior lending that would historically have been provided by European shipping banks. This has tended to skew ordering (and net fleet growth) towards larger “strategic” ships, while the ordering of mid-size and smaller ship segments has been much more limited.

In the meantime, global shipyard capacity has seen consolidation and reduction since the Global Financial Crisis, with the number of active shipyards globally at the end of 2019 down by approximately 73% since the 2007 peak. While we have yet to collect reliable data for 2020, we believe that the trend has continued. This process of consolidation is expected to increase the pricing discipline of shipyards, potentially adding upward pressure to newbuild vessel prices.

Number of Active Shipyards by Region, 2007-2019

As the industry addresses the need to de-carbonize, it will be obliged to migrate to new green fuels and propulsion technologies over the coming decades. Considerable work is being done by industry organizations to progress these goals, with particular focus on hydrogen and ammonia. However, it is likely to be a number of years before new green fuel and propulsion technologies are established and widely available for commercial adoption. Given that container ships are long-lived assets, uncertainty regarding future technologies is serving as an inhibitor to new ordering activity.

In addition to limited ordering activity, marginal capacity—largely fuel-inefficient or poorly maintained ships—has been removed over time via ship recycling. Although the major ship recycling facilities in the Indian Subcontinent were forced to close during the worst of the COVID-19 crisis, they have since-opened. A total of 202,000 TEU of capacity have been scrapped during 2020, v. 190,000 TEU scrapped during 2019.

Historical Scrapping Volumes, through December 31, 2020

The combination of scrapping out existing capacity and the limited ordering of newbuildings has resulted in negligible, and even negative, net fleet growth in the mid-size and smaller ship segments in recent years.

Containership Net Fleet Growth by Size Segment, 2016 through December 31, 2020

Variations in idle capacity provide an insight into the balance between supply and demand at any given time. As of December 31, 2020, containership idle capacity stood at 1.2%—down from close to 12% when the impact of COVID-19 was most significant, and down from 5.8% at the end of 2019 (a more “normal” year). As there is always some latent capacity in the system, and adjusted for seasonality, for all practical purposes this is equivalent to full utilization.

Evolution of the Idle Fleet, through December 31, 2020

It is notable that, during the first 8 months of 2020, when idle capacity was spiking, on average 69% of idle capacity was owned by the liner operators themselves. This is in contrast to most historic market downturns and was a product of strong capacity management discipline by the lines, involving the “blanking” of weekly sailings (ie. temporary removal of capacity) in order to maintain supply / demand balance on individual trade lanes. Another notable phenomenon was the “reverse cascade”, with lines down-sizing ships in order to maintain capacity-tension and support freight rates. The results were positive for liner company financial performance, as reflected by large global operators like Maersk and CMA CGM which generated increased EBITDA in 2Q20 v. 2Q19 of 26.0% and 26.3% respectively, despite lower cargo volumes.

Containership Age Profile and Quality by Size Segment

The global containership fleet spans a range of ship sizes. Within each size segment, ships vary by age, specification, and quality.

The weighting of the orderbook towards larger vessels, and comparative under-investment in mid-sized and smaller ships, mean that, on average, ships in the smaller size segments of the containership fleet are significantly older than those in the larger size segments. As of December 31, 2020, approximately 70% of the fleet under 2,000 TEU by nominal capacity is more than ten years old and 21% is at least 20 years old. The age profile of the small containership fleet is expected to become ‘older’ in the near future. In contrast, no vessel over 10,000 TEU is more than 15 years old.

Age Profile of Containership Fleet by Size Segment, as of December 31, 2020

A common proxy for vessel quality is yard and country of build. Historically (at least until the 2008-09 financial crisis) ships built at Japanese, South Korean, Taiwanese and European yards are considered to be of higher build-quality than those built at Mainland Chinese shipyards. While the gap in build quality has since narrowed, the large number of small and mid-size containerships built before 2008-09 means that this remains an important consideration for a sizeable proportion of the fleet.

Country of Build of Containership Fleet Size by Size Segment, as of December 31, 2020

Another proxy for, and source of, differentiation across vessels is the number of reefer plugs on a vessel, which—along with installed power—determines the number of refrigerated containers that can be carried. As growth in the transport of refrigerated cargoes continues to outpace wider containerized trade growth, liner companies have an incentive to maximise the volume of lucrative reefer cargoes they can carry. This is especially the case on Latin America trade routes. The chart below shows the average number of reefer plugs by vessel size band, alongside the bottom quartile average and the vessel with the highest number of reefer points in each size band. There is clear differentiation between vessels with the highest reefer capacity and the average vessel in each size band.

Reefer Plugs per Vessel of Containership Fleet by Size Segment, as of December 31, 2020

The weighting of the orderbook towards larger vessels over the last few years also implies that the near-term impact of the new generation of fuel-efficient “eco-ships” – referring to new designs of vessels which are configured to offer reduced fuel consumption and are optimized to operate at lower speeds – may be more pronounced in the larger size segments and under-represented in the mid-sized and smaller vessel segments. Furthermore, the contracting of such tonnage by liner companies or, on a back-to-back basis, by charter-owners implies that such vessels are unlikely to be a significant component of the spot charter market for some time. Consequently, it is expected that those eco-ships that do appear on the spot charter market will earn a premium but will be unlikely to more generally define vessel earnings until they account for a significantly larger proportion of the market.

“Eco” Design Share of Fleet by Sub-segment, as of December 31, 2020

Slot Costs

A fundamental aspect of containership markets is that the relationship between vessel carrying capacity and daily fuel and operating costs is non-linear. This is usually expressed in terms of a vessel’s slot cost, which is the daily cost to a liner company of each loaded container on a ship, assuming the vessel is full.

Ships with identical ‘nominal’ TEU capacities can in practice have different ‘effective’ TEU capacities (calculated on the basis of homogenous loads of 14 mt / TEU) since, all else being equal, relatively ‘wide’ vessels exhibit superior stability and so are able to carry a larger number of laden containers than ‘narrower’ vessels. For this reason, ‘widebeam’ (including Post-Panamax) containerships tend to command a premium in terms of time charter rates versus their narrower beam (Panamax and smaller) peers. Similarly, in response to the high fuel price environment in 2013-14 shipyards began to produce more modern ‘Eco’ design containerships, with improved design and more fuel-efficient engines. As ‘Eco’ ships can offer substantial fuel savings relative to ‘Pre-Eco’ vessels of a similar size, they also tend to command both higher time charter earnings and resale values.

Slot costs can be calculated using the following formula, where the cargo-carrying capacity of a vessel is defined as the maximum number of 20 ft containers weighing 14 tons that a ship is able to carry (as opposed to its nominal TEU capacity).

Fuel Cost ($ per Day)	+	Charter Hire ($ per Day)	=	Slot Cost ($ per TEU per Day)
Loadable Capacity of Ship (No. TEU @ 14 mt)

The greater the cargo-carrying capacity and fuel-efficiency of a ship, the lower the slot cost. The lower the slot cost, the more attractive a vessel is to liner companies in the charter market. Fuel efficiency is a function of both the size of the vessel and of the design features of an individual vessel. The chart below shows how the relationship between per-slot fuel costs and overall carrying capacity changes as vessel size increases. As vessel size increases, fuel consumption per slot, emissions per slot, and costs per slot all decrease.

Illustrative Daily Fuel Cost per TEU Slot, by Ship Size, with Fuel at $400 / MT

As shown in the slot cost calculation formula, vessel costs are a function of fuel costs and charter hire. For vessels of different sizes the fuel cost component can be calculated using assumptions about the speed at which vessels are operated (assumed to be 18 knots), the fuel consumption of vessels of different sizes at the assumed operating speed (measured in mt/day), the average time that vessels of different sizes spend at sea, and the price of fuel in $/mt. For a theoretical vessel of 4,250 TEU this daily fuel cost amounts to around $18,362 per day burning LSFO bunker fuel at an assumed cost of $400/mt.

As a hypothetical exercise, if it is assumed that the charter hire of a theoretical 4,250 TEU vessel is $24,000 per day, then the vessel’s total costs, including fuel, amount to around $42,362 per day. Assuming that the vessel can carry around 2,800 20 ft containers weighing 14 mt, this produces a daily slot cost of $15.10 per slot.

Slot cost parity is an exercise that explores how time charter rates are affected if daily slot costs across vessels of different sizes are assumed to be equal. For each theoretical vessel, total daily costs are calculated by multiplying the vessel’s carrying capacity by the assumed ‘parity’ daily slot cost (in this exercise $15.10 per slot). If the calculated daily fuel cost for each theoretical vessel (using the methodology described above) is subtracted from this theoretical total cost, the remaining amount is the theoretical charter hire component for each vessel. Put another way, for each vessel this daily time charter rate is the rate that would imply overall slot cost parity with a 4,250 TEU vessel with a daily charter hire of $24,000 per day.

The chart below compares this ‘implied’ slot cost parity time charter rate across different vessel sizes. The economies of scale associated with slot costs explain the greater relative time charter ‘upside’ commanded by larger vessels.

Daily Time Charter Rate by Vessel Size Implying Overall Slot Cost Parity with 4,250 TEU Panamax

It must be noted, however, that the potential economies associated with deploying larger vessels can only be unlocked if the utilization levels on those vessels (the percentage of available capacity actually occupied), market share and service frequency on a particular route) are high. Other factors include voyage length (larger vessels tend to be most cost-efficient on longer trades) and physical constraints (ports need to be sufficiently deep, with appropriate berth length, and equipped with sufficient shore-side infrastructure to handle larger vessels). With these limitations in mind, liner companies look for the lowest possible slot cost on any possible trade, and size vessels accordingly—taking into account total available cargo volume, anticipated market share, and service frequency.

De-Carbonization

The International Maritime Organization (IMO) has set targets for the reduction of Greenhouse Gas (GHG) emissions from shipping. The key agreed target is to reduce annual GHG emissions from the shipping industry by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity; specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050.

Some liner companies, such as CMA CGM, are adopting Liquified Natural Gas, or LNG, as a transition fuel towards the next generation of genuinely green fuels. Others, such as Maersk have expressed skepticism about LNG as part of a de-carbonization strategy given that it is still a hydrocarbon. Instead, they intend to wait until net-zero emission fuels are commercially available. The current consensus view is that 2030 will be the earliest inflection point at which next-generation green fuels (with the considerable infrastructure required to support them) will become commercially available, allowing industry adoption to begin to accelerate. In the interim, it expected that the industry will continue to rely predominantly on existing, conventionally fueled containerships that are optimized for lower emissions.

For conventionally fueled containerships, there is considerable variation in vessel emissions per tonne of cargo carried, with the economies of scale yielded by larger vessels typically resulting in lower emissions per container carried. Other factors, such as vessel age and design, fuel saving and energy efficiency retrofits, sailing speed, time in port, weather routing and other operational differences, can also have a significant impact on the relative fuel efficiency of different classes of containership. Logically, there is a strong correlation between ships with low fuel costs per TEU “slot” and ships with low emissions per TEU slot. The chart below shows the estimated fuel consumption per unit of cargo carrying capacity for different size classes of containership. As it shows, there is a significant increase in efficiency in the transition from small feeder containerships to intermediate-sized vessels. Whilst even larger vessels above 12,000 TEU offer further efficiencies relative to intermediate vessels, the incremental improvement curve tends to flatten as vessel sizes increase beyond that point.

Emissions by Containership Size

While the emissions profile of a ship during its operating lifetime is comparatively well understood, insufficient work has been done on a full life-cycle basis: quantifying the material carbon footprints associated with building a new ship, and subsequently de-commissioning and re-cycling it at the end of its economic life.

Liner Sector

Liner shipping companies are logistics service providers responsible for the seaborne, and often also inland, transportation of containerized goods.

Freight rates are paid by shippers to liner companies, and are generally measured on a $/TEU basis. Freight rate indices demonstrate the strength and resilience of earnings within the liner sector despite the challenges of COVID-19. Two widely used measures of freight rate performance are the China Containerized Freight Index (CCFI) and the Shanghai Containerized Freight Index (SCFI), which measure container freight rate trends across a number of Chinese export trades. As of December 31, 2020, the China Containerized Freight Index was up 89% year-on-year, while the Shanghai Containerized Freight Index was up 190%—with freight rates on the Transpacific at 10 year highs.

Evolution of Container Freight Rate Indices, 2019 through December 31, 2020

An important development in the sector over the last few years has been a wave of consolidation between liner operators.

Significant recent mergers include: Hapag-Lloyd and CSAV in 2014; Hamburg Süd and CCNI in 2015; COSCON and CSCL (both Chinese state-owned carriers), to form COSCO Shipping, in 2016; CMA CGM and APL in 2016; Hapag-Lloyd and UASC in 2017; Maersk Line and Hamburg Süd in 2017; COSCO Shipping and OOCL in 2018; and the three major Japanese operators—MOL, NYK Line and K Line—to form Ocean Network Express (ONE) in 2018. This process of consolidation has reduced the number of global operators to nine (from 20, in 2016).

On the Mainlane trades the principal carriers operate in alliances, through which liners combine to operate joint services under vessel sharing arrangements. This allows for a more efficient service network, the offering of a greater range of direct port pairs, and more targeted management of capacity. Effective capacity management, made easier by the existence of alliances, allowed liner companies to balance demand and supply during the worst impact of COVID-19 in 2020, thereby preventing a fall in freight rates. During previous episodes of weak demand, more constrained ability to adjust supply through reduced capacity often led to weak freight rates and extensive loss-making on the part of liner companies.

As of December 31, 2020, there were three alliances operating on the Mainlane trades: the 2M Alliance, the OCEAN Alliance and THE Alliance. Other major liner companies (such as ZIM) may cooperate with an alliance on a trade-by-trade basis. Formal alliances do not operate outside of the Mainlane trades, although non-Mainlane trades do see other forms of cooperation between liner companies.

Liner Company Alliance Members as of December 31, 2020

As shown in the chart below, each of the alliances—which comprise nine companies in total—control a larger volume of operating capacity than the aggregate of the remaining 91 out of the top 100 operators (on the basis of the current fleet and orderbook).

Operating Capacity (Existing and On-Order as of December 31, 2020)

of the Liner Company Alliances

Containership Leasing

Fully cellular fleet ownership is split between liner companies and charter-owners. Liner companies have increasingly disaggregated vessel operation from vessel ownership. In a highly capital-intensive industry, chartering vessels allows liner companies to outsource their capital requirements while also giving them a platform to flex operating capacity up and down in line with fluctuations in demand. As of December 31, 2020, 56.9% of containership capacity deployed by the top 25 liners was chartered in from containership lessors. 55.5% of the total capacity operated by all liner companies was chartered in. 12.4% of overall capacity is provided by the top five charter-owners, and 36.3% by the top 30. In 1995 it is estimated that only 16.0% of the liner fleet was chartered in.

Ownership of Containership Fleet Capacity, December 31, 2020

The chart below shows the fleet and orderbook of the top 25 liner companies, as well as highlighting the percentage of their deployed capacity which is chartered in.

Fleet Profiles of the Top 25 Liner Companies, December 31, 2020

Charter-owners are represented throughout the containership fleet. However, they are particularly prominent in the market for mid-size and smaller vessels, controlling 58.1% of the fleet capacity below 10,000 TEU. Overall, the charter-owner fleet totaled over 13.1 million TEU as of December 31, 2020, of which nearly 8.6 million TEU was composed of vessels under 10,000 TEU.

The Charter-owner Fleet by Vessel Size Segment, December 31, 2020

Historically, the German KG system was the principal source of funding for many German shipowners, allowing them to become leading providers of chartered containership tonnage.

A KG is a closed end fund construct broadly analogous to a limited partnership. It has been employed as an investment vehicle for high net worth individuals (primarily German) in various asset classes, including shipping assets. In addition to the returns from their investments, investors in ship-oriented KGs also gain various tax benefits; although since 2005 these tax benefits have been reduced.

However, since 2008 the KG environment for ship investments has been significantly constrained, with limited new capital raised. The resulting retrenchment of German owners—traditionally the providers of mid-sized and smaller tactical tonnage to the sector—has had a significant impact.

The top charter-owners are now far more mixed. However, both in terms of volume and as a percentage of the overall orderbook, the aggregate charter-owner orderbook is low by historic standards. As of December 31, 2007 charter-owners accounted for nearly 53% of the outstanding industry-wide orderbook; as of December 31, 2020 the proportion stood at 44.3%.

Fleet Profiles of the Top 30 Charter-Owners, December 31, 2020

Contractual Dynamics and Economics of the Containership Leasing (Charter) Market

Liner companies charter vessels in from independent charter-owners. Charters can either be on a time charter or a bareboat basis.

Under a time charter, with the exception of fuel, which is paid for by the lessee, the operating costs of the vessel—including crewing and provisioning, maintenance and repair, lubricating oils and insurances—are borne by the lessor. The lessor must also cover capital expenditure associated with maintaining the vessel, including that for periodic drydocking. Time charters are broadly analogous to wet leases in the airline industry.

Under a bareboat charter, all operating expenses (including fuel) are borne by the lessee. The lessee must also typically cover required capital expenditure on the vessel during the lifetime of the lease. Bareboat charters are effectively financing transactions.

Shipping industry bodies, such as BIMCO (the “Baltic and International Maritime Council”), have developed standard contractual forms as the bases for time charter and bareboat charter agreements. These forms have been widely adopted by the industry.

Time charters tend to be more common than bareboat charters in the containership charter market.

Charter periods can vary in length. The spot market generally refers to charters of 12 months or less. Term charters cover longer fixtures: periods of five years or more are not uncommon. Charters of over seven years tend to be more akin to a financing arrangement than tactical access to tonnage. Charter contracts with international liner operators tend to be denominated in U.S. dollars.

The containership charter market has evolved with the containership fleet, with a liquid charter market only developing for a given vessel size segment once the fleet of vessels on the charter market for that segment reaches a critical mass. This can be driven by charter-owners making speculative orders for the charter market (currently rare), liner companies selling vessels to charter-owners (either outright, or with a charter back), and from ships entering the charter market on expiry of their initial “financing” charters. Consequently, the charter market for the smaller sizes of containerships has a longer pedigree than for larger vessels. Today, there is a liquid charter market for vessels up to around 10,000 TEU. Although there are larger ships on the charter market, transaction volumes are currently limited.

The volume of containership charter fixtures varies according to the demand for ships and the average length of charter. Charter length tends to shorten in weak markets and lengthen in strong markets—or when forward sentiment is strong. During the second half of 2020, charter periods have been lengthening.

Reported Annual Containership Fixture Activity,

through December 31, 2020

Average Length of Containership Fixtures, sub-8,500 TEU Vessels, 1990—2020

In the spot, or short-term, charter market, rates are driven by the dynamics of supply and demand (see the chart below), which may differ by fleet segment. Generally, when demand growth exceeds supply growth, earnings in the short-term charter market tend to improve. However, this trend can be distorted by additional factors such as slow steaming (which has the effect of reducing effective supply, without being reflected in supply-side growth statistics) and idle capacity (which exacerbates the impact of supply growth). As of December 31, 2020, idle capacity was limited (1.2%—including ships being retro-fitted for Exhaust Gas Cleaning Systems, or “scrubbers”), while tightening regulations on emissions is expected to catalyse incremental slow steaming.

Containership Earnings in the Spot Charter Market

are Shaped by Supply and Demand Fundamentals

(2020 and 2021 Data are Estimated & Forecast Values)

The Containership Spot Market Charter Rate Index used above is calculated using weighted average charter rates of vessels from 10 different fleet segments, with the weighting assigned according to the number of fixtures reported in each vessel size segment in a given year.

Evolution of Containership Time Charter Rates

in the Short-Term Charter Market, through December 31, 2020

It took time for the industry to digest the legacy orderbook pre-dating the Global Financial Crisis. However, starting in 2017, supply and demand fundamentals began to come back into balance, prompting charter rates in the spot market to firm. Rates improved faster, and more significantly, for larger ships in the charter market (ie. mid-size Post-Panamax ships) than they did for smaller ships (feeders). This phenomenon continued through 2019, and was exhibited most dramatically during the second half of 2020—when the rate recovery was led by larger tonnage, before filtering down to progressively smaller sizes as availability diminished in the larger segments.

Evolution of Containership Time Charter Rates

in the Short-Term Charter Market, through December 31, 2020

The speed and strength of recovery in the charter market during 2H 2020 has been remarkable. As of December 31, 2020, rates for 2,500—2,750 TEU ships were up 150% on 2Q20 lows, while rates for Panamax ships (4,400 TEU ships) were up 242%, and rates for mid-size Post-Panamax ships (benchmark sizes 6,800 TEU, 8,500 TEU, and ECO-9,000 TEU) were up an average of 168%. Across most containership size segments, charter rates at the end of December 2020 were at, or above, pre-COVID levels.

Asset Values

Asset values tend to correlate with earnings over time, albeit with a lag.

Containership newbuilding prices are dictated by the global supply of, and overall demand across all shipping sectors for, shipyard capacity; also the input costs faced by the shipyards themselves (primarily steel, labor, equipment and energy).

The secondhand market for containerships has grown along with the container shipping industry, particularly as charter-owners have increased their share of the fleet, driving an increase in the number of transactions. Secondhand containership sales can either be on a charter-free basis, where the vessel is delivered as-is, or with a charter contract attached. The latter is particularly common when liner companies are selling a vessel: charter-owners often find a sale and leaseback structure attractive for the contracted cash flow during the leaseback period, while liner companies take an asset off their balance sheet and release equity. The economics of such a transaction are negotiated as a function of purchase price, charter rate, charter duration, expected residual value of the vessel and counterparty risk.

Sale and purchase activity within the sector is influenced both by sentiment and by the availability of capital. A notable phenomenon in the second half of 2020 was the accelerated purchasing of secondhand tonnage by liner companies in order to cover their forward capacity needs in a strengthening demand environment with tightening supply fundamentals.

Sale and Purchase Transactions for Containerships, by Size of Vessel, through December 31, 2020

Charter-free containership values between 2003 and 2008 were at elevated levels, driven by strong industry conditions, elevated charter earnings, and high newbuilding prices. However, as the earnings environment deteriorated at the end of 2008, asset values also came under pressure. Since the financial crisis, secondhand prices have—with the brief exception of 2010 and 2011—remained significantly below pre-crisis levels. However, after coming under pressure in the middle of the year, starting in 4Q2020 asset values began to firm—tracking strong earnings in the sector.

The chart below shows the evolution of prices for newbuildings, five-year-old, ten-year-old and fifteen-year-old vessels, using an unweighted index across vessel sizes from 500 TEU to 13,000 TEU.

Price Index for Newbuild, 5-year-old, 10-year-old,

15-year-old, and 20-year-old vessels (100 = January 2000), through December 31, 2020

The resale price of vessels (particularly older units) is also affected by fluctuations in vessel demolition prices. Vessel demolition prices are driven by scrap steel markets in the Indian Subcontinent, where the large majority of vessels are sold for re-cycling. Scrap pricing came under pressure during Q2 2020 when the big ship recycling facilities were largely closed, but have since recovered to pre-COVID-19 levels. Scrap prices are volatile; the 10 year historic average scrap price through 2020 is $399 per lightweight ton.

Indian Subcontinent Containership Demolition Prices, $/ldt, 2000—December 31, 2020

Another measure of asset values is age-adjusted newbuilding price parity. For any given vessel, this can be calculated by taking the newbuilding price prevailing in the market for a vessel with corresponding characteristics, depreciating that price on a straight-line basis to scrap, and determining the point on the depreciation line matching the age of the vessel. The chart below illustrates this approach. Depreciation assumptions may vary, inter alia, by vessel type, vessel segment, and analyst.

Implied Newbuilding Price Parity—Based on a 25-Year Depreciation Profile—for Illustrative Five, Ten and 15-Year-Old Vessels v. Prevailing Secondhand Market Prices for Those Vessels, Estimated as of Deember 31, 2020

The charts below show the evolution of, and correlations between, newbuilding prices, second hand asset values, and earnings in the short-term charter market over time. The first chart shows long term trends, while the second focuses on developments since the fundamentals-driven recovery commencing early-2017. Both charts also reflect the impact of seasonality and sentiment upon the sector.

Spot Market Time Charter Rate, Newbuild Price

and Secondhand Price Index Development, January 2000 through December 31, 2020

Asset Value and Spot Market Time Charter Rate Development, September 1, 2016 through December 31, 2020

TAX CONSIDERATIONS

Please see the section entitled “Item 10. Additional Information—E. Taxation” in our 2019 Annual Report and incorporated herein by reference. For purposes of this prospectus supplement, the discussion set forth in this section of our Form 20-F applies only to persons that will own our Class A common shares solely by reason of this offering.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated January 22, 2021, between us and Jefferies LLC, as representative of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of Class A common shares shown opposite its name below:

UNDERWRITER	NUMBER OF CLASS A COMMON SHARES
Jefferies LLC	3,210,840
B. Riley Securities, Inc.	1,751,328
Fearnley Securities, Inc.	437,832
Total	5,400,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Class A common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the Class A common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Class A common shares, that you will be able to sell any of the Class A common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the Class A common shares subject to their acceptance of the Class A common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the Class A common shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.4290 per share of Class A common shares. After the offering, the public offering price, concession and reallowance to dealers, if any, may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. We also agreed to reimburse the legal fees of counsel for the underwriters up to $85,000.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$13.00	$13.00	$70,200,000	$80,730,000
Underwriting discounts and commissions paid by us	$0.715	$0.715	$3,861,000	$4,440,150
Proceeds to us, before expenses	$12.285	$12.285	$66,339,000	$76,289,850

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $289,000. Clarksons Platou Securities AS is acting as an advisor in connection with this offering and its fees will be paid by the underwriters.

Listing

Our Class A common shares is listed on NYSE under the trading symbol “GSL”.

Stamp Taxes

If you purchase Class A common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 810,000 shares from us at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and certain shareholders of our Class A common shares have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any Class A common shares, options or warrants to acquire Class A common shares, or securities exchangeable or exercisable for or convertible into Class A common shares currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 60 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the Class A common shares on the 60th day after the date of this prospectus.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common shares or purchasing shares of our Class A common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional Class A common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of Class A common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common shares. A syndicate covering transaction is the bid for or the purchase of Class A common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common shares or preventing or retarding a decline in the market price of our Class A common shares. As a result, the price of our Class A common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

The prospectus supplement and the accompanying prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Class A common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement or accompanying prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. B. Riley Securities, Inc. previously acted as representative of the several underwriters in various public offerings of our securities, including Class A common shares completed on October 1, 2019, for which B. Riley Securities, Inc. and other underwriters received customary compensation.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Class A common shares offered hereby. Any such short positions could adversely affect future trading prices of the Class A common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

(A) Resale Restrictions

The distribution of Class A common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of Class A common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing Class A common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase Class A common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions, or Section 73.3(1) of the Securities Act (Ontario), as applicable.

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of Class A common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in Class A common shares in their particular circumstances and about the eligibility of Class A common shares for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no Class A common shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of Class A common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus supplement forms a part, all of which will be paid by us.

Commission registration fee	$8,808
Legal fees and expenses	$150,000
Accounting fees and expenses	$40,000
Printing costs	$50,000
NYSE Supplemental Listing Fee	$29,808
Miscellaneous	$10,384

Total	$289,000

*	Previously paid.

LEGAL MATTERS

The validity of the Class A common shares offered by this prospectus and certain other legal matters relating to United States and Marshall Islands law are being passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters are being represented in this offering by Morgan, Lewis & Bockius LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2019 and December 31, 2018 and for each of the two years ended December 31, 2019 and 2018 incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2017 incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The industry information attributed to MSI throughout this prospectus, including by incorporation by reference to the 2019 Annual Report, has been reviewed by MSI, which has confirmed to us that such information accurately describes the container shipping market.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus supplement and accompanying base prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.globalshiplease.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

∎

Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Commission on April 2, 2020, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

∎

The description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed with the Commission on August 12, 2008, as amended by Amendment No. 1 to the Registration Statement on Form 8-A, filed with the Commission on March 26, 2019, including any subsequent amendments or reports filed for the purpose of updating such description.

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on May 13, 2020 (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman and Chief Executive Officer contained in Exhibit 99.1 thereto).

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on August 7, 2020, which contains our management’s discussion and analysis of financial condition and results of operations and unaudited interim consolidated financial statements and related notes for the six month period ended June 30, 2020.

∎	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on August 27, 2020.

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on September 10, 2020 (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman contained in Exhibit 99.1 thereto).

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on November 10, 2020 (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman and Chief Executive Officer contained in Exhibit 99.1 thereto).

∎	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on December 1, 2020.

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on December 10, 2020 (except for any reference to, or information contained in, the statements attributed to the Company’s Executive Chairman contained in Exhibit 99.1 thereto).

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on January 8, 2021 (except for any reference to, or information contained in, the statements attributed to the Company’s Executive Chairman contained in Exhibit 99.1 thereto).

∎

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on January 8, 2021 (except for any reference to, or information contained in, the statements attributed to the Company’s Executive Chairman contained in Exhibit 99.1 and Exhibit 99.2 thereto).

∎	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on January 21, 2021.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement), until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying base prospectus.

We have authorized only the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus supplement by writing or us at the following address:

Global Ship Lease, Inc.

Attn: Ian J. Webber

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

44 (0) 20 3998 0063

www.globalshiplease.com

Information provided by the Company

We will furnish holders of our Class A common shares and Depositary Shares representing Series B Preferred Shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Prospectus

$500,000,000

Common Shares, Preferred Shares, Debt Securities,

Warrants, Rights, Purchase Contracts and Units

Global Ship Lease, Inc.

Through this prospectus, we may periodically offer:

(1) our common shares,

(2) our preferred shares,

(3) our debt securities,

(4) our warrants,

(5) our rights,

(6) our purchase contracts, and

(7) our units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above. The aggregate offering price of all securities issued and sold by us under this prospectus may not exceed $500,000,000.

Our Class A common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “GSL.” Our depositary shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, are listed on the NYSE under the symbol “GSL-B.”

An investment in these securities involves a high degree of risk. Before you make an investment in our securities, you should carefully consider the section entitled “Risk Factors” beginning on page 3 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2019.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, debt securities, warrants, rights, purchase contracts and units described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. We will provide updated information if required whenever we offer our securities pursuant to this prospectus. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus and any prospectus supplement do not and will not contain all the information provided in the registration statement that we filed with the Commission. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under “Where You Can Find Additional Information.”

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., and “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018. Unless otherwise indicated, all references to “$” and “dollars” in this prospectus are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this prospectus give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

ii

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into this prospectus.

The Company

Global Ship Lease, Inc. is a Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which are chartered out under fixed-rate charters to reputable container shipping companies (“liner companies” or “liner operators”).

As of the date of this prospectus, we owned 41 mid-sized and smaller containerships of which nine (representing 31% of our fleet by TEU capacity) are new-design, high-specification, fuel-efficient, and wide-beam. Our fleet has a total capacity of 224,162 TEU. Our fleet’s average size is 5,467 TEU, with a TEU weighted average age of 12.2 years as at September 30, 2019.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V 1LW, United Kingdom, and our telephone number is +44 (0) 20 3998 0063. Our website address is www.globalshiplease.com. The information included on our website is not incorporated herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

Our Class A common shares began trading on the NYSE under the symbol “GSL” on August 15, 2008. Our depositary shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B” on August 20, 2014.

CORPORATE INFORMATION

We were incorporated in the Republic of the Marshall Islands on March 14, 2008 as GSL Holdings Inc.

On August 14, 2008, we merged with Marathon Acquisition Corp., a company then listed on the American Stock Exchange, and with the pre-existing Global Ship Lease, Inc., which was then wholly owned by CMA CGM. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on the New York Stock Exchange, or the NYSE.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V 1LW, United Kingdom, and our telephone number is +44 (0) 20 3998 0063.

OTHER INFORMATION

We are incorporated under the laws of the Republic of the Marshall Islands, and as a consequence, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment in our securities, you should carefully consider all of the information included in this prospectus, the risk factors and all of the other information included in any prospectus supplement and the documents that have been incorporated by reference in this prospectus and any prospectus supplement, including those in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 29, 2019, as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein. Please see the section of this prospectus entitled “Where You Can Find Additional Information—Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this prospectus include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional vessels to expand our business.

Forward-looking statements appear in a number of places in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 29, 2019, as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein, including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this prospectus. The risks described under “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Commission after the date of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of securities by us offered by this prospectus as set forth in the applicable prospectus supplement.

CAPITALIZATION

Each prospectus supplement or report on Form 6-K incorporated by reference into the registration statement of which this prospectus forms a part will include information about our capitalization.

ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

PLAN OF DISTRIBUTION

We may sell or distribute the securities offered by us pursuant to this prospectus in one or more offerings, including on any stock exchange, quotation service, market or other trading facility on which our securities are listed or traded, in the over-the-counter market, through underwriters, through agents, to dealers, or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices (which may be above or below market prices prevailing at the time of sale), at negotiated prices or otherwise.

In addition, we may sell some or all of our securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	a distribution by way of dividend or otherwise to our existing shareholders;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; or

•

trading plans entered into by us pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of our securities on the basis of parameters described in such trading plans.

In addition, we may enter into options or other types of transactions that require us to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of our common shares by broker-dealers;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities pledged by us or borrowed from us to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions may be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the securities, may be deemed to be underwriters, and any commissions received or profit realized by them on the resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. As a result, we have informed, or will inform, them that Regulation M, promulgated under the Securities

Exchange Act of 1934, or the Exchange Act, may apply to sales by any broker dealers or other persons acting on our behalf in the market. We may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus or prospectus supplement, or if appropriate, a post-effective amendment, will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the public offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us, and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Furthermore, we, our executive officers, our directors and major shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for common shares. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NYSE, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities offered and sold by us under this registration statement.

If more than five percent (5%) of the net proceeds of any offering of common shares made under this prospectus will be received by a Financial Industry Regulatory Authority, or FINRA, member participating in the offering or affiliates or associated persons of such a FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our Articles of Incorporation, as amended, our authorized share capital consists of:

•	214,000,000 Class A common shares, $0.01 per share, of which 17,556,738 shares were issued and outstanding as of the date of this prospectus;

•	20,000,000 Class B common shares, $0.01 per share, of which none were issued and outstanding as of the date of this prospectus;

•	15,000,000 Class C common shares, $0.01 per share, of which none were issued and outstanding as of the date of this prospectus;

•	16,100 Series B Preferred Shares, $0.01 per share, of which 14,000 shares were issued and outstanding as of the date of this prospectus; and

•	250,000 Series C Preferred Shares, $0.01 per share, of which 250,000 shares were issued and outstanding as of the date of this prospectus.

Share History

In each of 2016 and 2017, 4,266 Class A common shares were awarded to our directors under our 2015 Equity Incentive Plan, representing 20% of their base compensation.

On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships (the “Poseidon Transaction”). The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C Preferred Shares. In addition, as a consequence of the completion of the Poseidon Transaction, all outstanding stock awards to officers and employees vested and 60,425 Class A common shares were issued in November 2018.

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into 925,745 Class A common shares.

On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, which resulted in the number of issued and outstanding Class A common shares reducing from 79,543,921 to 9,942,950 at that time.

On October 1, 2019, we completed an underwritten public offering of 7,613,788 Class A common shares at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million, which we refer to as the October 2019 Offering. Certain members of our executive management purchased an aggregate of 168,968 Class A common shares in the offering at the public offering price.

Memorandum and Articles of Association

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the sections “Description of Capital Shares,” “Description of Preferred Shares,” and “Description of Depositary Shares” of the Amendment No. 1 to our registration statement on Form F-3 (File No. 333-197518) filed with the Commission on July 28, 2014 and hereby incorporated by reference into this prospectus. There have been no changes since that date, other than the issuance of the Series B Preferred Shares in August 2014 and Series C Preferred Shares in November 2018, as described below.

On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B Preferred Shares. In the event of any liquidation, dissolution or winding up of our affairs, holders of the Series B Preferred Shares will have the right to receive the liquidation preference of $2,500.00 per share of Series B Preferred Shares (equivalent to $25.00 per depositary share or $35.0 million in the aggregate) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares of the Company, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares and any securities that rank pari passu with the Series B Preferred Shares through the most recent respective dividend payment dates. Holders of the Series B Preferred Shares generally have no voting rights, except in limited circumstances. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B Preferred Shares are described in the section “Description of Series B Preferred Shares and Depositary Shares” of our prospectus supplement dated August 13, 2014 filed with the Commission on August 15, 2014 and hereby incorporated by reference into this prospectus. There have been no changes since that date. The rights, preferences and restrictions attaching to the Series B Preferred Shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, and (ii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (ii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on August 20, 2014), each of which is hereby incorporated by reference into this prospectus. There have been no changes since that date.

On November 15, 2018, we issued 250,000 Series C Preferred Shares of par value $0.01 per share. The Series C Preferred Shares are convertible to an aggregate of 12,955,187 Class A common shares at the option of the holder on the date when our 9.875% First Priority Secured Notes due 2022 are no longer outstanding. In September 2019 we entered into a letter agreement with KIA VIII (Newco Marine) Ltd. and KEP VI (Newco Marine) Ltd., or together, Kelso, the holders of all of our Series C Preferred Shares outstanding as of the date of this prospectus, whereby Kelso agreed to convert its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 9.875% First Priority Secured Notes due 2022. In addition, the Series C Preferred Shares will convert automatically upon transfer to any person who is not an affiliate of the initial holder of such Series C Preferred Shares. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, holders of Series C Perpetual Shares shall be entitled to receive an amount equal to the amount payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible at such time, such amount to be determined as of the record date for determination of holders of Class A common shares entitled to receive such distribution or, if no such record date is established, as of the date of such distribution. Holders of Series C Preferred Shares are entitled to a dividend only should such a dividend be declared on our Class A common shares. If our Board of Directors declares a dividend or other distribution upon the then-outstanding Class A common shares, then the holders of the Series C Preferred Shares shall be entitled to receive the amount of dividends as would be payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible. Each Series C Preferred Share shall entitle the holder thereof to 38.75 votes on all matters submitted to a vote of shareholders. Except as otherwise provided in the Certificate of Designation for Series C Preferred Shares or required by law, the Series C Preferred Shares shall vote together with the Common Shares as one class in the election of directors of the Company and on all other matters submitted to a vote of the shareholders. The Series C Preferred Shares shall be perpetual and shall not be subject to mandatory redemption, sinking fund or other similar provisions. The rights, preferences and restrictions attaching to the Series C Preferred Shares are described in the Certificate of Designation for Series C Perpetual Preferred Shares of Global Ship Lease, Inc. (incorporated by reference to Exhibit A of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on October 29, 2018) and hereby incorporated by reference into this prospectus. There have been no changes since that date.

We are not aware of any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Registration Rights Agreements

In connection with the October 2019 Offering, we have entered into a registration rights agreement with certain affiliates of B. Riley FBR, Inc., or the B. Riley Affiliates, the underwriter in the October 2019 Offering, pursuant to which we agreed to register any shares of our Class A common stock held by the B. Riley Affiliates following the completion of the October 2019 Offering to the extent such shares constitute “restricted” or “control” securities under applicable rules and regulations of the Commission, or the B. Riley Registration Rights Agreement. The B. Riley Registration Rights Agreement provides the B. Riley Affiliates with certain piggyback and demand registration rights, and contains customary indemnification and other provisions.

We also have a registration rights agreement with certain of our major shareholders that was amended and restated in October 2018. For a description of the Amended and Restated Registration Rights Agreement, please see our Annual Report on Form 20-F filed with the Commission on March 29, 2019 as updated by annual and other reports and documents that we file with the Commission after the date of this prospectus and that are incorporated by reference herein.

DESCRIPTION OF DEBT SECURITIES

We may offer and issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates, and pursuant to an applicable prospectus supplement. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to the registration statement of which this prospectus forms a part or as an exhibit to a report under the Exchange Act, that will be incorporated by reference into the registration statement of which this prospectus forms a part or a prospectus supplement. We refer to any applicable prospectus supplement, amendment to the registration statement and/or Exchange Act reports as “subsequent filings.” The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are each referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, and will be construed in accordance with and governed by the laws of the State of New York (without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction) unless otherwise stated in the applicable prospectus supplement and indenture (or post-effective amendment hereto). Each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement or a supplemental indenture, if any, relating to such series.

The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to the offered debt securities, will be described in the applicable subsequent filings. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement and indenture and, as applicable, supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

We expect that neither indenture will limit the amount of debt securities which may be issued and that each indenture will provide that debt securities may be issued in one or more series.

We expect that the subsequent filings related to a series of offered debt securities will describe the following terms of the series:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•

if the debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	whether the debt securities will be our senior or subordinated securities;

•	whether the debt securities will be our secured or unsecured obligations;

•	the applicability and terms of any guarantees;

•

any period or periods during which, and the price or prices at which, we will have the option to or be required to redeem or repurchase the debt securities of the series and the other material terms and provisions applicable to such redemption or repurchase;

•	any optional or mandatory sinking fund provisions;

•	any conversion or exchangeability provisions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•

if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•

if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•

if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any covenants or other material terms relating to the debt securities;

•	whether the debt securities will be issued in the form of global securities or certificates in registered form;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the debt securities; and

•	any other special features of the debt securities.

Subsequent filings may include additional terms not listed above. Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the registered holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to the applicable subsequent filings for the particular terms and provisions of the debt securities offered by any prospectus supplement.

Senior Debt Securities

We may issue senior debt securities under a senior debt indenture. These senior debt securities would rank on an equal basis with all our other unsubordinated debt.

Subordinated Debt Securities

We may issue subordinated debt securities under a subordinated debt indenture. These subordinated debt securities would rank subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in the applicable prospectus supplement.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	our ability to incur either secured or unsecured debt, or both;

•	our ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

We expect that each indenture and the rights of the respective holders generally may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But we expect that no modification that:

(1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2) reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3) reduces the principal or changes the maturity of any security or reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

(4) waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5) makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

(6) makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7) waives a redemption payment with respect to any security or changes any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent.

Additionally, certain changes under each indenture will not require the consent of any holders. These types of changes are generally limited to clarifications of ambiguities, omissions, defects and inconsistencies in each indenture and amendments, supplements and other changes that would not adversely affect the holders of outstanding debt securities under each indenture, such as adding security, covenants, additional events of default or successor trustees.

Events of Default

We expect that each indenture will define an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium when due;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•

default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filings, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities will not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

We expect that under each indenture, in case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Further, any event of default for the debt securities of any series which has been cured is expected to be permitted to be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

We expect that each indenture will require us to file annually, after debt securities are issued under that indenture, with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. We also expect that each indenture will provide that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, we expect that each indenture will provide that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture is expected to provide that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture are expected to provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities.

We expect that this right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

We expect that the terms of each indenture will provide us with the right to omit complying with specified covenants and specified events of default described in a subsequent filing upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities.

We expect that to exercise this right we will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for United States federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Form of Debt Securities

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Both certificated securities in definitive form and global securities may be issued either in registered form, where our obligation runs to the holder of the security named on the face of the security, or in bearer form, where our obligation runs to the bearer of the security.

Definitive securities name you or your nominee as the owner of the security, other than definitive bearer securities, which name the bearer as owner, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities, other than global bearer securities, which name the bearer as owner. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees. If not described below, any specific terms of the depositary arrangement with respect to any debt securities to be represented by a registered global security will be described in the prospectus supplement relating to those debt securities. We anticipate that the following provisions will apply to all depositary arrangements:

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or selling agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some jurisdictions may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities. So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture.

Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest in that registered global security, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders of a registered global security or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of us, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability to owners of beneficial interests for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests. We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We expect that the indenture will provide that if the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will be required to issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, the indenture is expected to allow us to decide, at any time and in our sole discretion, to not have any of the securities represented by one or more registered global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

If we issue registered global securities, we expect that the Depository Trust Company, or DTC, will act as depository and the securities will be registered in the name of Cede & Co., as DTC’s nominee.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase any of our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement. We expect that such terms will include, among others:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which, and the currency or currencies in which, the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

The warrants will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction, unless otherwise stated in the applicable prospectus supplement (or a post-effective amendment hereto).

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of debt or equity securities issued by us, a basket of such securities, an index or indices of such securities, or any combination of the above as specified in the applicable prospectus supplement.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the security otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions, provisions relating to U.S. federal income tax considerations, if any, or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or pre-funded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under an indenture.

The purchase contracts will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction, unless otherwise stated in the applicable prospectus supplement (or a post-effective amendment hereto).

DESCRIPTION OF RIGHTS

We may issue rights to purchase our equity securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the shareholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights. We expect that such terms will include, where applicable:

•	the exercise price for the rights;

•	the number of rights issued to each shareholder;

•	the extent to which the rights are transferable;

•	any other terms of the rights, including terms, procedures and limitations relating to the exchange and exercise of the rights;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire;

•	the amount of rights outstanding;

•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

The description in the applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the Commission if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

The rights will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction, unless otherwise stated in the applicable prospectus supplement (or a post-effective amendment hereto).

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more of our rights, purchase contracts, warrants, debt securities, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe the terms of the offered units. We expect that such terms will include, among others:

•

the terms of the units and of the purchase contracts, warrants, debt securities, preferred shares, common shares and/or rights comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately

•	a description of the terms of any unit agreement governing the units;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

TAX CONSIDERATIONS

Our Annual Report on Form 20-F filed with the Commission on March 29, 2019, as updated by annual and other reports and documents that we file with the Commission after the date of this prospectus and that are incorporated by reference herein, provides a discussion of the material U.S. federal income tax considerations that may be relevant to prospective investors in our common shares. The applicable prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the securities covered by such prospectus supplement.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission registration fee		$64,900
FINRA Fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to a report on Form 6-K that is incorporated by reference into this registration statement.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

EXPERTS

The financial statements as of December 31, 2018 and for the year ended December 31, 2018 incorporated by reference into this prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2017 and for each of the two years in the period ended December 31, 2017 incorporated by reference into this prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.globalshiplease.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•

Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Commission on March 29, 2019, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•

The description of our Class  A Common Stock contained in our Registration Statement on Form 8-A, filed with the Commission on August 12, 2008, as amended by Amendment No. 1 to the Registration Statement on Form 8-A, filed with the Commission on March 26, 2019, including any subsequent amendments or reports filed for the purpose of updating such description.

•	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on May 31, 2019 (except for the commentary of the Company’s Executive Chairman and Chief Executive Officer).

•

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on August 9, 2019, which contains our management’s discussion and analysis of financial condition and results of operations and unaudited interim consolidated financial statements and related notes for the six month period ended June 30, 2019.

•	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on August 9, 2019, announcing the results of our Annual Meeting of Shareholders.

•

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on September 24, 2019 (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Chairman and Chief Executive Officer contained in Exhibit 99.1 thereto).

•	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on October 3, 2019.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus

(if they state that they are incorporated by reference into this prospectus), until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the applicable prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or us at the following address:

Global Ship Lease, Inc.

Attn: Ian J. Webber

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

44 (0) 20 3998 0063

www.globalshiplease.com

Information provided by the Company

We will furnish holders of our Class A common shares and Series C Preferred Shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

5,400,000 Class A Common Shares

Global Ship Lease, Inc.

PROSPECTUS SUPPLEMENT

Jefferies	B. Riley Securities

Co-Manager

Fearnley Securities

January 22, 2021